SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2009

Commission File Number 1-14493

VIVO PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

VIVO Holding Company
(Translation of Registrant's name into English)

Av. Roque Petroni Jr., no.1464, 6th floor – part, "B"building
04707-000 - São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANY MANAGEMENT IS RESPONSIBLE FOR THE INFORMATION PROVIDED.

01.01 - IDENTIFICATION

1 - CVM CODE 01771-0	2 - COMPANY NAME VIVO PARTICIPAÇÕES S.A.	3 – Brazilian IRS Registry of Legal Entities (CNPJ) 02.558.074/0001-73
4 - Registration Number (NIRE) 35300158792

01.02 - HEAD OFFICE

1 - ADDRESS Av. Roque Petroni Júnior, 1464			2 - DISTRICT Morumbi
3 - ZIP CODE 04707-000	4 - MUNICIPALITY São Paulo			5 - STATE SP
6 - AREA CODE 11	7 - TELEPHONE NUMBER 7420-1172	8 - TELEPHONE NUMBER -	9 - TELEPHONE NUMBER -	10 - TELEX -
11 - AREA CODE 11	12 - FAX 7420-2247	13 - FAX -	14 - FAX -
15 - E-MAIL ri@vivo.com.br

01.03 - INVESTOR RELATIONS OFFICER (Company Mail Address)

1 - NAME Cristiane Barretto Sales
2 - ADDRESS Av. Roque Petroni Junior, 1464			3 - DISTRICT Morumbi
4 - ZIP CODE 04707-000	5 - MUNICIPALITY São Paulo			6 - STATE SP
7 - AREA CODE 11	8 - TELEPHONE NUMBER 7420-1172	9 - TELEPHONE NUMBER -	10 - TELEPHONE NUMBER -	11 - TELEX -
12 - AREA CODE 11	13 - FAX 7420-2247	14 - FAX -	15 - FAX -
16 - E-MAIL ri@vivo.com.br

01.04 - GENERAL INFORMATION / INDEPENDENT ACCOUNTANT

CURRENT YEAR		CURRENT QUARTER			PRIOR QUARTER
1 - BEGINNING	2 - END	3 - QUARTER	4 - BEGINNING	5 - END	6 - QUARTER	7 - BEGINNING	8 - END
01/01/2009	12/31/2009	3	07/01/2009	06/30/2009	2	04/01/2009	06/30/2009
9 - AUDITOR Ernst & Young Auditores Independentes S/S					10 - CVM CODE 00471-5
11 - NAME OF RESPONSIBLE PARTNER Luiz Carlos Passetti					12 - INDIVIDUAL TAXPAYERS’ REGISTRATION NUMBER 001.625.898-32

01.05—CAPITAL COMPOSITION

NUMBER OF SHARES (IN THOUSANDS)	1 - CURRENT QUARTER 06/30/2009	2 - PRIOR QUARTER 03/31/2009	3 - SAME QUARTER IN PRIOR YEAR 06/30/2008
SUBSCRIBED CAPITAL
1 - COMMON	137,269	136,275	134,150
2 - PREFERRED	263,445	238,064	234,369
3 - TOTAL	400,714	374,339	368,519
TREASURY STOCK
4 - COMMON	0	0	0
5 - PREFERRED	1,123	1,123	1,123
6 - TOTAL	1,123	1,123	1,123

01.06 - CHARACTERISTICS OF THE COMPANY

1 - TYPE OF COMPANY Commercial, industrial and others
2 - SITUATION Operating
3 - SHARE CONTROL NATURE Private holding
4 - ACTIVITY CODE 1130 - Telecommunications
5 - MAIN ACTIVITY Cellular Telecommunications Service
6 - TYPE OF CONSOLIDATION Total
7 - TYPE OF INDEPENDENT ACCOUNTANTS’ REPORT Unqualified

01.07—COMPANIES NOT INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS

1 - ITEM	2 - Brazilian IRS Registry of Legal Entities (CNPJ)	3 - NAME

01.08—DIVIDENDS APPROVED AND/OR PAID DURING AND AFTER THE QUARTER

1 - ITEM	2 - EVENT	3 - APPROVAL	4 - YIELD	5 - DATE OF PAYMENT	6 - TYPE OF SHARE	7 - YIELD PER SHARE

01.09—SUBSCRIBED CAPITAL AND CHANGES IN CURRENT YEAR

1 - ITEM	2 - DATE OF CHANGE	3 - CAPITAL (In thousands of reais)	4 - CHANGE AMOUNT (In thousands of reais)	5 - CHANGE NATURE	6 - NUMBER OF SHARES ISSUED (Thousand)	7 - SHARE PRICE ON ISSUE DATE (In reais)
01	03/19/2009	6,900,422	189,896	Capital Reserve	5,820	32.6300000000
02	07/27/2009	8,780,150	1,879,728	Merger of the shares	26,375	71.2698520000

01.10—INVESTOR RELATIONS OFFICER

1 - DATE	2 - SIGNATURE
10/30/2009

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
ITR—QUARTERLY INFORMATION                  Corporation Law
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF COMPANY                          As of 09/30/2009

1 - CVM CODE	2 - COMPANY NAME	3 - Brazilian IRS Registry of Legal Entities (CNPJ)
01771-0	VIVO PARTICIPAÇƠES S.A.	02.558.074/0001-73

02.01—BALANCE SHEET—ASSETS (IN THOUSANDS OF REAIS)

1 - CODE	2 - ACCOUNT DESCRIPTION	3 - 09/30/2009	4 - 06/30/2009
1	TOTAL ASSETS	13,090,098	10,884,661
1.01	CURRENT ASSETS	99,593	70,336
1.01.01	CASH AND CASH EQUIVALENTS	7,880	4,707
1.01.01.01	CASH AND CASH EQUIVALENTS	7,880	4,707
1.01.02	RECEIVABLES	0	0
1.01.02.01	TRADE ACCOUNTS RECEIVABLE, NET	0	0
1.01.02.02	OTHER RECEIVABLES	0	0
1.01.03	INVENTORIES	0	0
1.01.04	OTHER	91,713	65,629
1.01.04.01	DEFERRED AND RECOVERABLE TAXES	16,946	8,650
1.01.04.02	DIVIDENDS AND INTEREST ON SHAREHOLDERS’ EQUITY	72,053	52,868
1.01.04.03	PREPAID EXPENSES	1,562	1,436
1.01.04.04	OTHER ASSETS	1,152	2,675
1.02	NONCURRENT ASSETS	12,990,505	10,814,325
1.02.01	LONG-TERM RECEIVABLES	588,086	583,531
1.02.01.01	OTHER RECEIVABLES	0	0
1.02.01.02	RECEIVABLES FROM RELATED PARTIES	1,863	1,863
1.02.01.02.01	FROM ASSOCIATED COMPANIES	0	0
1.02.01.02.02	FROM SUBSIDIARY COMPANIES	0	0
1.02.01.02.03	FROM OTHER RELATED PARTIES	1,863	1,863
1.02.01.03	OTHER	586,223	581,668
1.02.01.03.01	DEFERRED AND RECOVERABLE TAXES	579,186	574,609
1.02.01.03.02	PREPAID EXPENSES	1,405	1,481
1.02.01.03.03	OTHER ASSETS	5,632	5,578
1.02.02	PERMANENT ASSETS	12,402,419	10,230,794
1.02.02.01	INVESTMENTS	9,987,794	8,804,498
1.02.02.01.01	ASSOCIATED COMPANIES	0	0
1.02.02.01.02	GOODWILL ON ASSOCIATED COMPANIES	0	0
1.02.02.01.03	SUBSIDIARY COMPANIES	9,987,691	8,804,394
1.02.02.01.04	GOODWILL ON ACQUISITION OF INVESTMENTS	0	0
1.02.02.01.05	OTHER INVESTMENTS	103	104
1.02.02.02	PROPERTY, PLANT AND EQUIPMENT	3	3
1.02.02.03	INTANGIBLE ASSETS	2,414,622	1,426,293
1.02.02.04	DEFERRED CHARGES	0	0

02.02—BALANCE SHEET—LIABILITIES AND SHAREHOLDERS’ EQUITY (IN THOUSANDS OF REAIS)

1 - CODE	2 - ACCOUNT DESCRIPTION	3 - 09/30/2009	4 - 06/30/2009
2	TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	13,090,098	10,884,661
2.01	CURRENT LIABILITIES	1,306,279	1,320,838
2.01.01	LOANS AND FINANCING	0	0
2.01.02	DEBENTURES	775,676	797,532
2.01.02.01	DEBENTURES	266,731	237,388
2.01.02.02	PROMISSORY NOTES	508,945	560,144
2.01.03	SUPPLIERS	3,122	3,130
2.01.04	TAXES PAYABLE	5,448	1,506
2.01.05	DIVIDENDS PAYABLE	407,437	407,445
2.01.06	PROVISIONS	1,122	1,182
2.01.07	PAYABLES TO RELATED PARTIES	340	266
2.01.08	OTHER	113,134	109,777
2.01.08.01	PAYROLL AND SOCIAL CHARGES	255	350
2.01.08.02	DERIVATIVE CONTRACTS	6,795	6,463
2.01.08.03	OTHER LIABILITIES	106,084	102,964
2.02	NONCURRENT LIABILITIES	1,000,615	1,000,380
2.02.01	LONG-TERM LIABILITIES	1,000,615	1,000,380
2.02.01.01	LOANS AND FINANCING	0	0
2.02.01.02	DEBENTURES	1,000,000	1,000,000
2.02.01.03	PROVISIONS	279	60
2.02.01.04	PAYABLES TO RELATED PARTIES	0	0
2.02.01.05	ADVANCE FOR FUTURE CAPITAL INCREASE	0	0
2.02.01.06	OTHER	336	320
2.05	SHAREHOLDERS’ EQUITY	10,783,204	8,563,443
2.05.01	CAPITAL STOCK	8,780,150	6,900,422
2.05.02	CAPITAL RESERVES	518,678	518,678
2.05.03	REVALUATION RESERVE	0	0
2.05.03.01	OWN ASSETS	0	0
2.05.03.02	CONTROLLED AND NON CONTROLLED SUBSIDIARIES	0	0
2.05.04	INCOME RESERVES	848,427	848,427
2.05.04.01	LEGAL	120,955	120,955
2.05.04.02	STATUTORY	0	0
2.05.04.03	CONTINGENCIES	0	0
2.05.04.04	REALIZABLE PROFIT RESERVES	0	0
2.05.04.05	RETENTION OF PROFITS	738,542	738,542
2.05.04.06	SPECIAL RESERVE FOR UNDISTRIBUTED DIVIDENDS	0	0
2.05.04.07	OTHER PROFIT RESERVES	(11,070)	(11,070)
2.05.06	RETAINED EARNINGS/ACCUMULATED DEFICIT	635,949	295,916

03.01—STATEMENT OF OPERATIONS (IN THOUSANDS OF REAIS)

1 - CODE	2 - DESCRIPTION	3 - 07/01/2009 to 09/30/2009	4 - 01/01/2009 to 09/30/2009	5 - 07/01/2008 to 09/30/2008	6 - 01/01/2008 to 09/30/2008
3.01	GROSS SALES AND/OR SERVICES	0	0	0	0
3.02	DEDUCTIONS	0	0	0	0
3.03	NET SALES AND/OR SERVICES	0	0	0	0
3.04	COST OF SALES AND/OR SERVICES	0	0	0	0
3.05	GROSS PROFIT	0	0	0	0
3.06	OPERATING EXPENSES/INCOME	344,715	639,335	123,872	175,763
3.06.01	SELLING EXPENSES	0	0	0	0
3.06.02	GENERAL AND ADMINISTRATIVE EXPENSES	(3,813)	(12,533)	(3,976)	(12,049)
3.06.03	FINANCIAL	(45,044)	(156,302)	(44,450)	(133,531)
3.06.03.01	FINANCIAL INCOME	(1,681)	18,974	9,622	10,309
3.06.03.02	FINANCIAL EXPENSES	(43,363)	(175,276)	(54,072)	(143,840)
3.06.04	OTHER OPERATING INCOME	(172)	3,365	60,212	70,297
3.06.05	OTHER OPERATING EXPENSES	(115)	(159)	(137,182)	(315,301)
3.06.06	EQUITY IN EARNINGS OF SUBSIDIARY AND ASSOCIATED COMPANIES	393,859	804,964	249,268	566,347
3.07	OPERATING RESULT	344,715	639,335	123,872	175,763
3.08	NON OPERATING INCOME (LOSS)	0	0	0	0
3.08.01	REVENUES	0	0	0	0
3.08.02	EXPENSES	0	0	0	0
3.09	LOSS BEFORE TAXES AND PROFIT SHARING	344,715	639,335	123,872	175,763
3.10	PROVISION FOR INCOME AND SOCIAL CONTRIBUTION TAXES	(5,174)	(3,878)	11,918	(5,478)
3.11	DEFERRED INCOME TAX	492	492	4	(12)
3.12	STATUTORY INTEREST/CONTRIBUTIONS	0	0	0	0
3.12.01	INTEREST	0	0	0	0
3.12.02	CONTRIBUTIONS	0	0	0	0
3.13	REVERSAL OF INTEREST ON SHAREHOLDERS’ EQUITY	0	0	0	0
3.15	PROFIT /LOSS FOR THE PERIOD	340,033	635,949	135,794	170,273
	NUMBER OF SHARES, EX-TREASURY (THOUSAND)	399,591	399,591	367,396	367,396
	EARNINGS PER SHARE	0.85095	1.59150	0.36961	0.46346
	LOSS PER SHARE

04.01—STATEMENT OF CASH FLOW (IN THOUSANDS OF REAIS)

1 - CODE	2 - DESCRIPTION	3 - 07/01/2009 to 09/30/2009	4 - 01/01/2009 to 09/30/2009	5 - 07/01/2008 to 09/30/2008	6 - 01/01/2008 to 09/30/2008
4.01	CASH INVESTED IN OPERATING ACTIVITIES	(3,155)	(8,312)	(5,397)	(13,331)
4.01.01	ADJUSTMENTS TO RECONCILE THE NET PROFIT FOR THE PERIOD WITH FUNDS FROM THE OPERATING ACTIVITIES	(53,014)	(167,139)	(27,495)	(129,221)
4.01.01.01	NET PROFIT FOR THE PERIOD	340,033	635,949	135,794	170,273
4.01.01.02	EQUITY INTEREST	(393,859)	(804,964)	(249,268)	(566,347)
4.01.01.03	DEPRECIATION AND AMORTIZATION	0	1	85,287	262,842
4.01.01.04	GAIN ON INVESTMENTS	0	(1,935)	0	0
4.01.01.05	RESIDUAL COST OF WRITTEN-OFF FIXED ASSET	5,582	5,582	0	0
4.01.01.06	LOSSES (GAINS) ON FORWARD AND SWAPS CONTRACTS	(5,251)	0	(2,629)	5,318
4.01.01.07	LOSSES (GAINS) ON LOANS, FINANCING AND DEBENTURES	0	0	2,927	(2,063)
4.01.01.08	PROVISIONS FOR CONTINGENCIES, NET	237	78	69	579
4.01.01.09	PROVISIONS REVERSAL FOR SUPPLIERS	(571)	(1,382)	330	166
4.01.01.10	PROVISIONS FOR TAXES, FEES AND CONTRIBUTIONS	12	25	0	0
4.01.01.11	DEFERRED INCOME TAX	803	(493)	(5)	11
4.01.02	VARIATIONS ON ASSETS AND LIABILITIES	49,859	158,827	22,098	115,890
4.01.02.01	DEFERRED TAXES AND TAX CREDITS	2,052	34,363	7,255	14,061
4.01.02.02	OTHER CURRENT AND NON-CURRENT ASSETS	1,422	(498)	(246)	(2,730)
4.01.02.03	LABOR, PAYROLL CHARGES AND BENEFITS	(95)	(300)	84	(1,392)
4.01.02.04	SUPPLIERS AND ACCOUNTS PAYABLE	563	41	(523)	180
4.01.02.05	INTEREST ON LOANS, FINANCING AND DEBENTURES	41,991	165,940	52,659	138,693
4.01.02.06	TAXES, FEES AND CONTRIBUTIONS	3,930	(40,605)	(28,136)	(17,399)
4.01.02.07	PROVISIONS FOR CONTINGENCIES	(78)	(81)	(49)	(233)
4.01.02.08	OTHER CURRENT AND NON-CURRENT LIABILITIES	74	(33)	(8,946)	(15,290)
4.02	CASH GENERATED FROM INVESTMENTS ACTIVITIES	67,047	496,991	105,644	210,965
4.02.01	ADDITIONS TO INVESTMENT	(2,898)	(2,898)	(908,214)	(2,149,900)
4.02.02	RECEIPT OF DIVIDENDS AND INTEREST ON SHAREHOLDERS’ EQUITY	69,945	499,889	313,858	1,660,865
4.02.03	RECEIPT BY REDUCTION OF CAPITAL IN VESTEES	0	0	700,000	700,000
4.03	CASH GENERATED FROM (INVESTED IN) FINANCING ACTIVITIES	(60,719)	(491,505)	(100,230)	(211,385)
4.03.01	FUNDING FROM LOANS, FINANCING AND DEBENTURES	500,000	710,000	500,000	500,000
4.03.02	REPAYMENT OF LOANS, FINANCING AND DEBENTURES	(500,000)	(1,050,000)	(537,825)	(616,530)
4.03.03	PAYMENTS OF INTEREST ON LOANS, FINANCING AND DEBENTURES	(63,847)	(163,140)	(45,754)	(74,776)
4.03.04	PAYMENTS OF FORWARD AND SWAPS CONTRACTS	0	0	(16,622)	(17,561)
4.03.05	RECEIPT BY SHARES RECOLOCATION	3,245	3,245	0	0
4.03.06	PROCEEDS FROM MINORITY CAPITAL INCREASE	0	8,842	0	0
4.03.07	PAYMENT OF STOCK REVERSE SPLIT	(109)	(416)	(29)	(392)
4.03.08	PAYMENT OF DIVIDEDS AND INTEREST ON SHAREHOLDERS’ EQUITY	(8)	(36)	0	(2,126)
4.05	INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	3,173	(2,826)	17	(13,751)
4.05.01	INITIAL BALANCE	0	10,706	0	13,793
4.05.02	FINAL BALANCE	3,173	7,880	17	42

05.01—STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY 07/01/2009 TO 09/30/2009 (IN THOUSANDS OF REAIS)

1 -CODE	2 - DESCRIPTION	3 - CAPITAL STOCK	4 - CAPITAL RESERVES	6 - INCOME RESERVES	7 - RETAINED EARNINGS	9 - TOTAL SHAREHOLDERS’ EQUITY
5.01	BALANCES AT JUNE 30, 2009	6,900,422	518,678	848,427	295,916	8,563,443
5.04	NET PROFIT FOR THE PERIOD	0	0	0	340,033	340,033
5.08	CAPITAL INCREASE OUT OF RESERVES, AS PER AGE 02.12.09	1,879,728	0	0	0	1,879,728
5.08.01	CAPITAL INCREASE IN MERGER OF THE SHARES	1,879,728	0	0	0	0
5.13	BALANCES AT JUNE 30, 2009	8,780,150	518,678	848,427	635,949	10,783,204

05.02—STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY  01/01/2009 TO 09/30/2009 (IN THOUSANDS OF REAIS)

1 - CODE	2 - DESCRIPTION	3 - CAPITAL STOCK	4 - CAPITAL RESERVES	6 - INCOME RESERVES	7 - RETAINED EARNINGS	9 - TOTAL SHAREHOLDERS’ EQUITY
5.01	BALANCES AT DECEMBER 31, 2008	6,710,526	708,574	848,427	0	8,267,527
5.04	NET PROFIT FOR THE PERIOD	0	0	0	635,949	635,949
5.08	CAPITAL INCREASE/ OUT OF RESERVES, AS PER AGE 02.12.09	2,069,624	(189,896)	0	0	1,879,728
5.08.01	CAPITAL INCREASE OUT OF RESERVES, AS PER AGE 02.12.09	189,896	(189,896)	0	0	0
5.08.02	CAPITAL INCREASE IN MERGER OF THE SHARES	1,879,728	0	0	0	1,879,728
5.13	BALANCES AT JUNE 30, 2009	8,780,150	518,678	848,427	635,949	10,783,204

08.01—BALANCE SHEET—CONSOLIDATED ASSETS (IN THOUSANDS OF REAIS)

1 - CODE	2 - ACCOUNT DESCRIPTION	3 - 09/30/2009	4 -06/30/2009
1	TOTAL ASSETS	21,996,973	21,755,279
1.01	CURRENT ASSETS	6,531,074	7,349,934
1.01.01	CASH AND CASH EQUIVALENTS	857,423	1,708,830
1.01.01.01	CASH AND BANKS	857,423	1,708,830
1.01.02	RECEIVABLES	2,533,203	2,335,439
1.01.02.01	TRADE ACCOUNTS RECEIVABLE, NET	2,533,203	2,335,439
1.01.02.02	OTHER RECEIVABLES	0	0
1.01.03	INVENTORIES	488,655	420,963
1.01.04	OTHER	2,651,793	2,884,702
1.01.04.01	FINANCIAL INVESTMENTS AS GUARANTEE	38,091	37,780
1.01.04.02	DEFERRED AND RECOVERABLE TAXES	2,062,706	2,066,245
1.01.04.03	DERIVATIVE CONTRACTS	18,366	42,444
1.01.04.04	PREPAID EXPENSES	386,558	571,200
1.01.04.05	OTHER ASSETS	146,072	167,033
1.02	NONCURRENT ASSETS	15,465,899	14,405,345
1.02.01	LONG-TERM RECEIVABLES	3,258,636	3,205,961
1.02.01.01	OTHER CREDIT	0	0
1.02.01.02	RECEIVABLES FROM RELATED PARTIES	3,690	3,690
1.02.01.02.01	FROM ASSOCIATED COMPANIES	0	0
1.02.01.02.02	FROM SUBSIDIARY COMPANIES	0	0
1.02.01.02.03	FROM OTHER RELATED PARTIES	3,690	3,690
1.02.01.03	OTHER	3,254,946	3,202,271
1.02.01.03.01	FINANCIAL INVESTMENTS AS GUARANTEE	50,399	49,500
1.02.01.03.02	DEFERRED AND RECOVERABLE TAXES	2,899,357	2,829,940
1.02.01.03.03	DERIVATIVE CONTRACTS	149,197	168,478
1.02.01.03.04	PREPAID EXPENSES	57,915	55,320
1.02.01.03.05	OTHER ASSETS	98,078	99,033
1.02.02	PERMANENT ASSETS	12,207,263	11,199,384
1.02.02.01	INVESTMENTS	112	113
1.02.02.01.01	ASSOCIATED COMPANIES	0	0
1.02.02.01.02	SUBSIDIARY COMPANIES	0	0
1.02.02.01.03	OTHER INVESTMENTS	112	113
1.02.02.02	PROPERTY, PLANT AND EQUIPMENT	6,574,828	6,810,678
1.02.02.03	INTANGIBLE ASSETS	5,597,446	4,349,477
1.02.02.04	DEFERRED CHARGES	34,877	39,116

08.02—BALANCE SHEET—CONSOLIDATED LIABILITIES AND SHAREHOLDERS’ EQUITY (IN THOUSANDS OF REAIS)

1 - CODE	2 - ACCOUNT DESCRIPTION	3 -09/30/2009	4 - 06/30/2009
2	TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	21,996,973	21,755,279
2.01	CURRENT LIABILITIES	6,940,528	7,132,164
2.01.01	LOANS AND FINANCING	869,824	1,022,020
2.01.02	DEBENTURES	775,676	797,532
2.01.02.01	DEBENTURES	266,731	237,388
2.01.02.02	PROMISSORY NOTES	508,945	560,144
2.01.03	SUPPLIERS	2,918,483	3,055,031
2.01.04	TAXES PAYABLE	876,931	777,391
2.01.05	DIVIDENDS PAYABLE	423,442	423,459
2.01.06	PROVISIONS	78,967	91,577
2.01.07	PAYABLES TO RELATED PARTIES	695	3,188
2.01.08	OTHER	996,510	961,966
2.01.08.01	DERIVATIVE CONTRACTS	36,285	72,172
2.01.08.02	PAYROLL AND SOCIAL CHARGES	174,949	155,700
2.01.08.03	OTHER LIABILITIES	785,276	734,094
2.02	NONCURRENT LIABILITIES	4,273,241	5,435,180
2.02.01	LONG-TERM LIABILITIES	4,273,241	5,435,180
2.02.01.01	LOANS AND FINANCING	2,462,825	3,633,148
2.02.01.02	DEBENTURES	1,058,929	1,058,424
2.02.01.03	PROVISIONS	98,495	101,260
2.02.01.04	PAYABLES TO RELATED PARTIES	0	0
2.02.01.05	ADVANCE FOR FUTURE CAPITAL INCREASE	0	0
2.02.01.06	OTHER	652,992	642,348
2.02.01.06.01	TAXES PAYABLE	313,606	306,301
2.02.01.06.02	DERIVATIVE CONTRACTS	116,947	116,362
2.02.01.06.03	OTHER LIABILITIES	222,439	219,685
2.04	MINORITY INTEREST	0	624,492
2.05	SHAREHOLDERS’ EQUITY	10,783,204	8,563,443
2.05.01	CAPITAL STOCK	8,780,150	6,900,422
2.05.02	CAPITAL RESERVES	518,678	518,678
2.05.03	REVALUATION RESERVE	0	0
2.05.03.01	OWN ASSETS	0	0
2.05.03.02	SUBSIDIARY/ASSOCIATED COMPANIES	0	0
2.05.04	INCOME RESERVES	848,427	848,427
2.05.04.01	LEGAL	120,955	120,955
2.05.04.02	STATUTORY	0	0
2.05.04.03	CONTINGENCIES	0	0
2.05.04.04	REALIZABLE PROFIT RESERVES	0	0
2.05.04.05	RETENTION OF PROFITS	727,472	727,472
2.04.04.06	SPECIAL RESERVE FOR UNDISTRIBUTED DIVIDENDS	0	0
2.04.04.07	OTHER PROFIT RESERVES	0	0
2.05.06	RETAINED EARNINGS/ACCUMULATED DEFICIT	635,949	295,916
2.05.07	ADVANCE FOR FUTURE CAPITAL INCREASE	0	0

09.01—CONSOLIDATED STATEMENT OF OPERATIONS (IN THOUSANDS OF REAIS)

1 - CODE	2 - DESCRIPTION	3 - 07/01/2009 to 09/30/2009	4 - 01/01/2009 to 09/30/2009	5 - 07/01/2008 to 09/30/2008	6 - 01/01/2008 to 09/30/2008
3.01	GROSS SALES AND/OR SERVICES	5,679,627	16,763,115	5,750,561	15,703,384
3.02	DEDUCTIONS	(1,592,214)	(4,719,879)	(1,672,374)	(4,501,904)
3.03	NET SALES AND/OR SERVICES	4,087,413	12,043,236	4,078,187	11,201,480
3.04	COST OF SALES AND/OR SERVICES	(2,130,645)	(6,539,631)	(2,080,160)	(5,870,747)
3.05	GROSS PROFIT	1,956,768	5,503,605	1,998,027	5,330,733
3.06	OPERATING EXPENSES/INCOME	(1,440,293)	(4,471,651)	(1,632,766)	(4,726,603)
3.06.01	SELLING EXPENSES	(1,085,673)	(3,201,077)	(1,031,950)	(3,041,690)
3.06.02	GENERAL AND ADMINISTRATIVE EXPENSES	(355,380)	(1,045,427)	(313,504)	(948,723)
3.06.03	FINANCIAL	(90,828)	(350,298)	(192,081)	(354,889)
3.06.03.01	FINANCIAL INCOME	71,157	212,829	91,958	238,981
3.06.03.02	FINANCIAL EXPENSES	(161,985)	(563,127)	(284,039)	(593,870)
3.06.04	OTHER OPERATING INCOME	192,822	444,050	142,092	307,408
3.06.05	OTHER OPERATING EXPENSES	(101,234)	(318,899)	(237,323)	(688,709)
3.06.06	EQUITY IN EARNINGS OF SUBSIDIARY AND ASSOCIATED COMPANIES	0	0	0	0
3.07	OPERATING RESULT	516,475	1,031,954	365,261	604,130
3.08	NONOPERATING INCOME	0	0	0	0
3.08.01	REVENUES	0	0	0	0
3.08.02	EXPENSES	0	0	0	0
3.09	RESULT BEFORE TAXES AND PROFIT SHARING	516,475	1,031,954	365,261	604,130
3.10	PROVISION FOR INCOME AND SOCIAL CONTRIBUTION TAXES	(124,807)	(224,131)	(75,032)	(155,680)
3.11	DEFERRED INCOME TAX	(51,636)	(146,227)	(135,364)	(242,600)
3.12	STATUTORY INTEREST/CONTRIBUTIONS	0	0	0	0
3.12.01	INTEREST	0	0	0	0
3.12.02	CONTRIBUTIONS	0	0	0	0
3.13	REVERSAL OF INTEREST ON SHAREHOLDERS’ EQUITY	0	0	0	0
3.14	MINORITY INTEREST	1	(25,647)	(20,770)	(38,064)
3.15	PROFIT/LOSS FOR THE PERIOD	340,033	635,949	134,095	167,786
	NUMBER OF SHARES, EX-TREASURY (THOUSAND)	399,591	399,591	367,396	367,396
	EARNINGS PER SHARE	0.85095	1.59150	0.36499	0.45669
	LOSS PER SHARE

10.01—CONSOLIDATED STATEMENT OF CASH FLOW (IN THOUSANDS OF REAIS)

1 - CODE	2 - DESCRIPTION	3 - 07/01/2009 to 09/30/2009	4 - 01/01/2009 to 09/30/2009	5 - 07/01/2008 to 09/30/2008	6 - 01/01/2008 to 09/30/2008
4.01	CASH GENERATED FROM OPERATING ACTIVITIES	1,171,196	3,406,671	1,557,308	3,800,374
4.01.01	ADJUSTMENTS TO RECONCILE THE NET PROFIT FOR THE PERIOD WITH FUNDS FROM THE OPERATING ACTIVITIES	1,176,767	3,607,269	1,170,758	3,055,253
4.01.01.01	NET PROFIT FOR THE PERIOD	340,033	635,949	134,095	167,786
4.01.01.02	MINORITY INTEREST	(1)	25,647	20,770	38,064
4.01.01.03	DEPRECIATION AND AMORTIZATION	797,081	2,423,824	766,953	2,168,463
4.01.01.04	RESIDUAL COST OF WRITTEN-OFF FIXED ASSET	1,129	1,509	(7,844)	30,255
4.01.01.05	REVERSAL OF PROVISIONS FOR LOSS ON INVENTORIES	(10,126)	(16,291)	(2,517)	(17,526)
4.01.01.06	WRITTING-OFFS IN INVENTORIES	1,757	2,192	437	1,961
4.01.01.07	LOSSES (GAINS) ON FORWARD AND SWAP CONTRACTS	37,481	400,813	(231,785)	38,380
4.01.01.08	LOSSES (GAINS) ON LOANS, FINANCING AND DEBENTURES	(20,651)	(301,445)	280,677	99,216
4.01.01.09	MONETARY VARIATIONS	(676)	(6,693)	9,072	3,266
4.01.01.10	ALLOWANCES FOR DOUBTFUL ACCOUNTS	30,171	173,018	71,804	244,346
4.01.01.11	POST-EMPLOYMENTS BENEFIT PLANS	611	1,833	325	789
4.01.01.12	PROVISIONS FOR CONTINGENCIES, NET	31,482	101,287	15,359	101,452
4.01.01.13	PROVISIONS (REVERSAL) FOR SUPPLIERS	46,416	(19,106)	(33,042)	(122,711)
4.01.01.14	PROVISIONS (REVERSAL) FOR DISPOSAL OF ASSETS	5,752	20,727	10,517	38,223
4.01.01.15	PROVISIONS FOR, TAXES, FEES AND CONTRIBUTIONS	4,742	68,554	15,497	26,176
4.01.01.16	PROVISIONS (REVERSAL) FOR LOYALTY PROGRAM	(40,742)	(52,069)	8,006	19,188
4.01.01.17	PROVISIONS FOR LOSSES ON INVESTMENTS	0	0	0	60
4.01.01.18	DEFERRED INCOME TAX	(47,692)	147,520	112,434	217,865
4.01.02	VARIATIONS ON ASSETS AND LIABILITIES	(5,571)	(200,598)	386,550	745,121
4.01.02.01	ACCOUNTS RECEIVALE	(227,935)	(127,723)	(173,862)	(259,071)
4.01.02.02	INVENTORIES	(59,323)	304,148	(137,103)	(260,573)
4.01.02.03	DEFERRED TAXES AND TAX CREDTS	(28,089)	(80,372)	(80,118)	(251,971)
4.01.02.04	OTHER CURRENT AND NON-CURRENT ASSETS	202,754	74,071	126,444	(92,581)
4.01.02.05	LABOR, PAYROLL CHARGES AND BENEFITS	19,249	(10,522)	34,084	1,930
4.01.02.06	SUPPLIERS AND ACCOUNTS PAYABLE	(182,964)	(788,734)	415,420	212,820
4.01.02.07	INTEREST ON LOANS, FINANCING AND DEBENTURES	131,906	464,749	137,624	318,005
4.01.02.08	TAXES, FEES AND CONTRIBUTIONS	100,985	65,935	112,750	209,751
4.01.02.09	PROVISIONS FOR CONTINGENCIES	(46,262)	(116,705)	(52,817)	(116,695)
4.01.02.10	OTHER CURRENT AND NON-CURRENT LIABILITIES	84,108	14,555	4,128	983,506
4.01.03	OTHERS	0	0	0	0
4.02	CASH INVESTED IN INVESTMENT ACTIVITIES	(550,852)	(1,696,950)	(1,773,447)	(4,408,493)
4.02.01	ADDITIONS TO FIXED AND INTANGIBLE ASSETS	(548,655)	(1,693,572)	(853,728)	(2,659,922)
4.02.02	ADDITIONS TO DEFERRED ASSETS	0	(3,341)	(14,704)	(23,817)
4.02.03	ADDITIONS TO INVESTMENT	(2,898)	(2,898)	(911,853)	(2,678,834)
4.02.04	CASH OF THE AQUISICION OF THE COMPANIES	0	0	0	942,171
4.02.07	PROCEEDS FROM DISPOSAL OF PROPERTY, PLANT AND EQUIPMENT	701	2,861	6,838	11,909
4.03	CASH GENERATED FROM (INVESTED IN) FINANCING ACTIVITIES	(1,471,751)	(3,035,211)	(410,155)	330,819
4.03.01	FUNDING FROM LOANS, FINANCING AND DEBENTURES	677,811	1,012,382	500,000	2,327,862
4.03.02	REPAYMENT OF LOANS, FINANCING AND DEBENTURES	(1,757,887)	(3,385,076)	(667,808)	(1,158,302)
4.03.03	PAYMENT OF INTEREST ON LOANS, FINANCING AND DEBENTURES	(375,049)	(626,512)	(120,661)	(288,465)
4.03.04	REPAYMENT (RECEIPT) OF FORWARD AND SWAP CONTRACTS	(19,523)	75,741	(121,291)	(499,180)
4.03.05	RECEIPT BY SHARES RECOLOCATION	3,245	3,245	0	0
4.03.06	PROCEEDS FROM MINORITY CAPITAL INCREASE	0	8,842	0	0
4.03.07	PAYMENT OF REVERSE STOCK SPLIT	(241)	(877)	(362)	(1,891)
4.03.08	PAYMENT OF DIVIDENDS AND INTEREST ON SHAREHOLDERS’ EQUITY	(107)	(122,956)	(33)	(49,205)
4.05	DECREASE IN CASH AND CASH EQUIVALENTS	(851,407)	(1,325,490)	(626,294)	(277,300)
4.05.01	INITIAL BALANCE	0	2,182,913	0	2,190,990
4.05.02	FINAL BALANCE	(851,407)	857,423	(626,294)	1,913,690

11. 01—CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY 07/01/2009 TO 09/30/2009 (IN THOUSANDS OF REAIS)

1 - CODE	2 - DESCRIPTION	3 - CAPITAL STOCK	4 - CAPITAL RESERVES	6 - INCOME RESERVES	7 - RETAINED EARNINGS	9 - TOTAL SHAREHOLDERS’ EQUITY
5.01	BALANCES AT JUNE 30, 2009	6,900,422	518,678	848,427	295,916	8,563,443
5.04	NET PROFIT FOR THE PERIOD	0	0	0	340,033	340,033
5.08	CAPITAL INCREASE OUT OF RESERVES, AS PER AGE 02.12.09	1,879,728	0	0	0	1,879,728
5.08.01	CAPITAL INCREASE IN MERGER OF THE SHARES	1,879,728	0	0	0	1,879,728
5.13	BALANCES AT JUNE 30, 2009	8,780,150	518,678	848,427	635,949	10,783,204

11. 02—CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY  01/01/2009 TO 09/30/2009(IN THOUSANDS OF REAIS)

1 - CODE	2 - DESCRIPTION	3 - CAPITAL STOCK	4 - CAPITAL RESERVES	6 - INCOME RESERVES	7 - RETAINED EARNINGS	9 - TOTAL SHAREHOLDERS’ EQUITY
5.01	BALANCES AT DECEMBER 31, 2008	6,710,526	708,574	848,427	0	8,267,527
5.04	NET PROFIT FOR THE PERIOD	0	0	0	635,949	635,949
5.08	CAPITAL INCREASE OUT OF RESERVES, AS PER AGE 02.12.09	2,069,624	(189,896)	0	0	1,879,728
5.08.01	CAPITAL INCREASE OUT OF RESERVES, AS PER AGE 02.12.09	189,896	(189,896)	0	0	0
5.08.02	CAPITAL INCREASE IN MERGER OF THE SHARES	1,879,728				1,879,728
5.13	BALANCES AT JUNE30, 2009	8,780,150	518,678	848,427	635,949	10,783,204

A free translation from Portuguese into English of Report of Independent Auditors on Special Review prepared in accordance with the accounting practices adopted in Brazil and with specific standards established by the Brazilian Institute of Independent Auditors (IBRACON), in conjunction with the National Association of State Boards of Accountancy (CFC)

REPORT OF INDEPENDENT AUDITORS ON SPECIAL REVIEW

To the Board of Directors and Shareholders

Vivo Participações S.A.

São Paulo - SP

1.    We reviewed the accounting information contained in the Quarterly Information (ITR) (individual and consolidated) of Vivo Participações S.A. (“Company”) for the quarter ended September 30, 2009, comprising the balance sheet and the statements of income, of changes in shareholders’ equity and of cash flows, the performance report and related notes. This quarterly information is the responsibility of the Company’s management.

2. Our review was conducted in accordance with specific standards established by the Brazilian Institute of Independent Auditors (IBRACON), in conjunction with the National Association of State Boards of Accountancy (CFC), comprising mainly: (a) inquiries of and discussions with the officials responsible for the accounting, financial and operational areas of the Company and its subsidiaries relating to the main criteria adopted in the preparation of the Quarterly Information; and (b) review of information and subsequent events that have or may have significant effects on the financial position and results of operations of the Company and its subsidiaries.

3.    Based on our review, we are not aware of any significant changes that should be made to the Quarterly Information referred to in paragraph 1 for it to be in accordance with the accounting practices adopted in Brazil and rules set forth by the Brazilian Securities and Exchange Commission (CVM), applicable to the preparation of Quarterly Information.

4.    As mentioned in Note 2, as a result of the changes in accounting practices adopted in Brazil during 2008, the statements of income for the quarter and nine-month period ended September 30, 2008, presented for comparison purposes, were adjusted and are being restated in line with Accounting Standards and Procedures (NPC) 12 – Accounting Practices, Changes in Accounting Estimates and Correction of Errors, approved by CVM Resolution No. 506. The cash flows for the quarter and nine-month period ended September 30, 2008 are being presented by the Company for the first time for Quarterly Information purposes, including the effects of changes in the accounting practices adopted in Brazil during 2008 and therefore are also comparable between the quarters presented.

São Paulo, October 30, 2009

ERNST & YOUNG
Auditores Independentes S.S.
CRC-2-SP 015199/O-6

Luiz Carlos Passetti	Drayton Teixeira de Melo
Partner CRC-1-SP-144.343/O-3	Partner Contador CRC-1-SP-236947/O-3

VIVO PARTICIPAÇÕES S/A

Explanatory Notes to the Quarterly Financial Statements
For the nine-month period ended on September 30, 2009
(amounts in thousands of Reais, or as otherwise mentioned)

1. OPERATIONS

a. Equity Control
Vivo Participações S.A. (“Company”) is a publicly-held company that, at September 30, 2009, has as controlling shareholders Brasilcel N.V. and its subsidiaries Portelcom Participações S/A, Sudestecel Participações Ltda., Avista Participações Ltda., TBS Celular Participações Ltda. and Tagilo Participações Ltda., which jointly hold, treasury shares excluded, 59.4% of the Company’s total capital stock.

Brasilcel N.V. is jointly controlled by Telefónica S/A (50% of the total capital stock), PT Móveis, Serviços de Telecomunicações, SGPS, S/A (49.999% of the total capital stock) and Portugal Telecom, SGPS, S/A (0.001% of the total capital).

b. Subsidiaries

The Company is the 100% controlling shareholder of Vivo S.A. (“Vivo” or “subsidiary”), a provider of mobile telephone services, including activities necessary or useful for the performance of such services, in accordance with authorizations granted thereto.

The Company is also the 100% controlling shareholder of Telemig Celular Participações S.A. (“Telemig Participações" or “subsidiary”), note 1d.

Telemig Participações is the 100% controlling shareholder of Telemig Celular (note 1d), which is a company that provides personal mobile service, including activities necessary or useful for the performance of these services, in accordance with the authorizations granted thereto.

c. Authorization and Frequencies

The subsidiaries’ business and the services they may provide are regulated by the National Telecommunications Agency (“ANATEL”), the regulatory authority for telecommunication services in Brazil, in accordance with Law No. 9472, dated July 16, 1997, and respective regulations, decrees, decisions and supplementary plans.

The authorizations granted by ANATEL may be renewed just once, for a 15-year period, against payment every two years, after the first renewal, of rates equivalent to 2% (two percent) of the company’s revenue for the year prior to that of the payment, net of taxes and mandatory social contributions related to the application of the Basic and Alternative Plans of Service.

d. Corporate Reorganization

At a Special Shareholders’ Meeting held on July 27, 2009, the Management of Telemig Participações and of Telemig Celular approved the Protocol of Merger of Shares and Instrument of Justification, executed on May 29, 2009, which provided for the merger, into Telemig Participações, of all the shares of Telemig Celular, with the holders of the merged shares of Telemig Celular directly receiving the new shares to which they are entitled in the mergor company, Telemig Participações (the shareholders will receive 17.4 new shares of Telemig Participações for each share of Telemig Celular).

At the same date, at a Special Shareholders’ Meeting, the Management of the Company approved the Protocol of Merger of Shares and Instrument of Justification, executed on May 29, 2009, which provided for the merger, into Vivo Participações, of the shares of Telemig Participações, with the holders of the merged shares of Telemig Participações directly receiving the new shares (for each share of Telemig Participações, its shareholders received 1.37 new shares of Vivo Participações), in conformity with the exchange ratio agreed to at the Meetings of the Board of Directors of the companies, held on May 29, 2009.

The merger of the shares of Telemig Celular and of Telemig Participações did not entail any change in the number and composition by type of their shares, which finally became owned, all of them, by Vivo Participações. The holders of common and preferred shares of Telemig Celular that were merged into Telemig Participações’ equity received new shares of Telemig Participações of the same type, that is, the merged preferred shares were replaced by new preferred shares of Telemig Participações, issued on behalf of their respective holders, and merged common shares were replaced by new common shares of Telemig Participações, issued on behalf of their respective holders. Following, and in the same manner, the holders of common and preferred shares of Telemig Participações merged into Vivo Participações’ equity received new shares of Vivo Participações of the same type. Accordingly, at the end of the transaction, the non-controlling shareholders of Telemig Celular and of Telemig Participações became shareholders of Vivo Participações.

In conformity with the provisions in Law 6404/76, article 252, paragraph 1, combined to article 8, the Appraisal Report, prepared by an independent company, based on the economic value of the shares of Telemig Participações merged into the Company for purposes of determination of the capital stock of the Company, was approved at that same date.

As a result of the above described approvals, the subscribed and fully paid-up capital stock of the Company increased from R$6,900,422 to R$8,780,150, represented by 400,713,827 book-entry shares, of which 137,269,188 are common shares and 263,444,639 are preferred shares, all of them registered and with no face value.

The above mentioned capital increase, of R$1,879,728 (note 18), was generated from the economic value of the shares held by the minority shareholders of Telemig Participações, the equity value thereof totaling an amount of R$894,296. The difference between the economic value and the equity value of the acquired shares was recorded as a premium in the amount of R$985,431. Additionally, an amount of R$269,804 was recorded by Telemig Participações as a premium in the merger of the shares held by the minority shareholders of its subsidiary company, Telemig Celular. A capital increase of R$460,372 was recorded in such transaction, generated from the economic value of acquired shares, the equity value thereof totaled R$190,567. The premium amounts were posted to the intangible assets (note 11).

The holders of common and preferred shares of Telemig Celular and of Telemig Participações and of common shares of Vivo Participações who dissented from the merger of shares of Telemig Celular and of Telemig Participações, were entitled, as from the date of the special shareholders’ meetings of the company which resolved on the Corporate Reorganization, to withdraw themselves to the respective companies, upon reimbursement of the shares they are the proven owners of at the date of communication of the Relevant Facts.

The calculations prepared for the exchange ratios of shares of Telemig Celular for shares of Telemig Participações and of shares of Telemig Participações for shares of Vivo Participações, pursuant to the previously described processes, resulted in share fractions which were re-allotted on the market at auctions held on September 24 and 29, 2009 in BOVESPA. These over-allotment shares represent 54,169 common shares and 42,595 preferred shares, representing a net value of R$40.95218 per common share, and R$43.19525 per preferred share, to be paid pro-rata to the fractions held by the shareholders and investors prior to the auctions.

Having in consideration that Telemig Celular became a wholly-owned subsidiary of Telemig Participações, and that Telemig Participações became a wholly-owned subsidiary of Vivo Participações, the registrations of Telemig Celular and of Telemig Participações in the CVM and in BOVESPA were requested to be cancelled. The cancellation of the registration of Telemig Celular was granted on September 16, 2009. At October 30, 2009, the registration of Telemig Participações was not yet cancelled in the CVM and in BOVESPA.

e. Agreement between Telefónica S.A. and Telecom Italy

In October 2007, TELCO S.p.A. (in which Telefónica S.A holds an interest of 42.3%), completed the acquisition of 23.6% of Telecom Italia. Telefónica S.A. has the shared control of Vivo Participações S.A., through its joint venture with Portugal Telecom. Telecom Italia holds an interest in TIM Participações S.A (TIM), which is a mobile telephone operator in Brazil. As a result of the acquisition of its interest in Telecom Italia, Telefónica S.A. does not have any direct involvement in the operations of TIM. Additionally, any transactions between the Company and TIM are transactions in the regular course of business, which are regulated by the ANATEL.

2. BASIS OF PREPARATION AND PRESENTATION OF THE FINANCIAL STATEMENTS

a) Quarterly financial statements

The quarterly financial statements were authorized for being issued on October 30, 2009.

The quarterly financial statements (“ITR’s”) are presented in thousands of Brazilian reais (except as otherwise mentioned) and have been prepared based on the accounting practices adopted in Brazil, as well as on the rules issued by the Brazilian Securities and Exchange Commission (CVM), with due regard to the accounting standards set forth in the corporation law (Law no. 6404/76), which include the new provisions introduced, amended and revoked by Laws no. 11.638, dated December 28, 2007 and no. 11.941, dated May 27, 2009 (former Provisional Measure no. 449, dated December 03, 2008), with further regard, also, to the rules applicable to telecommunication service concessionaires.

The requirements of the mentioned Laws apply to fiscal years started as from January 01, 2008. These requirements are not to be considered as changes of circumstances or of estimates and, therefore, the adoption of new practices introduced by Law no. 11.638/07, as a general rule, must be shown retrospectively, that is, by application of these new accounting practices as if they had been in use during all the periods presented, with due regard to the rule governing “Accounting Practices, Changes to Accounting Estimates and Correction of Mistakes”, as approved by the CVM, by Resolution no. 506 (said CVM resolution will be replaced by the CPC 23, which will become effect as from January 01, 2010). Accordingly, the Quarterly Information for the nine-month period ended September 30, 2008 is presented again with the purpose of making them comparable with the Quarterly Information related to the nine-month period ended September 30, 2009 (note 2b).

The consolidated income statement of the Company for the nine-month period ended September 30, 2008 contemplates the consolidated income of Telemig Participações for the period from April to September 2008.

All balances of assets and liabilities, revenues and expenses arising out of transactions between the consolidated companies have been eliminated in the consolidated statements.

The conciliation between the controlling company’s net income and the consolidated income for the nine-month period ended September 30, 2008 is as follows:

Net income of Controlling Company	170,273
Forfeited interest on shareholders’ equity and dividends of the subsidiaries	(2,487)
Net income consolidated	167,786

Except for the accounting practice of goodwill amortization, which has not been adopted any longer since January 01, 2009, as provided for in CPC 04 – Intangible Assets, these ITRs were prepared in conformity with principles, practices and criteria which are consistent with those adopted for preparing the financial statements of the last fiscal year and must be analyzed together with the referred statements.

b) Effect of the adjustments of Laws nº 11.638/07 and nº 11.941/09

The table below shows the effects of the application of Laws no. 11.636/07 and no. 11.941/09 in the consolidated income statement for the nine-month period ended September 30, 2008.

	Summary description of adjustment	Controlling Company	Consolidated
Net profit before changes introduced by Law No. 11,638/07 and No. 11,941/09		162,386	159,899
Depreciation of mercantile-financial lease	(1)	—	(3,950)
Financial income (expenses) from:
Fair value of derivative transactions	(2)	(81)	(88,503)
Fair value of loans	(2)	116	107,407
Present value of monetary assets	(3)	-	(3,907)
Income tax and social contribution on total adjustments	(4)	(12)	(3,756)
Equity accounting	(5)	7,864	-
Minority interest		—	596
Net effects resulting from full application of Law No. 11,638/07 and No. 11,491/09		7,887	7.887
Net profit with full application of Law No. 11,638/07 and No. 11,491/09		170,273	167.786
  Depreciation of information technology equipment mercantile-financial lease, pursuant to the provisions in CPC 06;

  Financial income (expenses) resulting from the adjustments to fair value of transactions with derivatives and loans, as applicable, pursuant to the provisions in CPC 14;

  Financial expenses resulting from the adjustment to present value of the ICMS (CIAP) on acquisitions of fixed assets, using the Long Term Interest Rate (“TJLP”);

  Income tax (25%) and social contribution (9%), applied to all the above described adjustments;

  Equity accounting resulting from the above described adjustments.

Additionally, on account of the elimination of the “Non-operating income”, in conformity with Law no. 11.941/09, the Company has reclassified consolidated net expenses in the amount of R$29,542 in the income statement for the nine-month period ended September 30, 2008 in “Other operating revenue (expenses), net”.

3. CASH AND CASH EQUIVALENTS

	Controlling Company		Consolidated
	09.30.09	06.30.09	09.30.09	06.30.09
Cash	69	70	20.881	26,133
Financial investments	7,811	4,637	836,542	1,682,697
Total	7,880	4,707	857,423	1,708,830

The financial investments refer to fixed income transactions, indexed to the variation of the Interbank Deposit Certificates (“CDI”), with immediate liquidity, held with first-category financial institutions.

4. TRADE ACCOUNTS RECEIVABLE, NET

	Consolidated
	09.30.09	06.30.09
Receivables from billed services	973,334	971,244
Receivables from interconnection fees	776,603	749,695
Receivables from unbilled services	718,642	646,531
Receivables from goods sold	409,183	350,367
(-) Allowance for doubtful accounts	(344,559)	(382,398)
Total	2,533,203	2,335,439

There is not any customer representing more than 10% of the net accounts receivable at September 30 and June 30, 2009, except for Telecomunicações de São Paulo S.A. – Telefonica, which represents 10.1% and 10.6% at September 30 and June 30, 2009, respectively.

At September 30, 2009, the balance of accounts receivable includes R$170,086 (R$208,094 at June 30, 2009) related to transfer of co-billing of other operators, the amounts of which were determined on the basis of statements of commitment, once the corresponding contracts have not yet been signed by the parties. Pending matters related to the definition of liability for losses resulting from fraud have not yet been resolved, and await decision by the regulatory agency as well as settlement between the parties. The Company does not expect financial losses with respect to this matter.

The changes in the allowance for doubtful debtors are as follows:

	Consolidated
	2009	2008
Balance at beginning of year	387,308	344,701
Additional allowance (note 21)	173,018	244,346
Write-offs and recoveries	(215,767)	(221,981)
Admission of allowance for doubtful accounts of Telemig Investments on 03.31.08	-	31,746
Balance at September 30	344,559	398,812

5. INVENTORIES

	Consolidated
	09.30.09	06.30.09
Handsets	470,690	411,058
Simcard (chip)	35,755	29,399
Accessories and other	8,499	16,921
(-) Provision for obsolescence	(26,289)	(36,415)
Total	488,655	420,963

6. DEFERRABLE AND RECOVERABLE TAXES

6.1 Breakdown

	Controlling Company		Consolidated
	09.30.09	06.30.09	09.30.09	06.30.09
Prepaid social contribution and income tax	565,021	549,177	841,095	748,629
ICMS tax credit	-	-	641,006	601,500
PIS and COFINS tax credits	28,529	28,529	340,800	316,497
Withholding income tax	242	2,410	73,674	106,752
Other tax credits	270	270	23,545	28,211
Total tax credits	594,062	580,386	1,920,120	1,801,589

Deferred income and social contribution taxes	2,070	2,873	2,800,526	2,854,212
ICMS to be allocated	-	-	241,417	240,384

Total	596,132	583,259	4.962.063	4,896,185

Current	16,946	8,650	2,062,706	2,066,245
Noncurrent	579,186	574,609	2,899,357	2,829,940

Telemig Celular is entitled to tax reduction benefit of 75% on the taxable profit generated in the tax incentive areas within the scope of the Agency for Development of the Northeast – ADENE, where the carrier operates (North of Minas Gerais and Vale do Jequitinhonha) for a period of 10 years as from 2004.
The breakdown of deferred income and social contribution taxes is as follows:

	Consolidated
	09.30.09	06.30.09
Tax loss and negative tax basis (a)	1,121,214	1,157,999
Tax credit incorporated – Corporate restructuring (b)	654,350	708,008
Tax credits on provisions for: (c)
Accelerated depreciation	276,260	242,672
Contingencies and legal liabilities—CVM 489	230,805	216,718
Suppliers	147,429	141,479
Doubtful accounts	117,150	130,015
Pr Provision for disposal of and losses in fixed assets	98,296	106,661
Customer loyalty program	22,277	36,129
Employee profit sharing	19,467	16,972
Provision for inventory obsolescence	8,938	12,381
Derivative and other securities transactions	104,340	85,178
Total deferred taxes	2,800,526	2,854,212

Current	821,217	940,472
Noncurrent	1,979,309	1,913,740

The amount recorded in the current assets refers to reversal of temporary differences, use of tax losses and tax amortization of the goodwill expected for the next twelve months.

The deferred taxes were recorded assuming their future realization, as follows:

Tax loss and negative tax base: represents the amount recorded by the controlled companies, which will be offset up to the limit of 30% of the tax base computed in the coming fiscal years and subject to no statute of limitations. The Company did not record the potential deferred income and social contribution tax credit that would arise from the use of the tax bases in the amount of R$688,297 (R$700,447 at June 30, 2009), given the uncertainty, at this time, as to the Company’s ability to generate future taxable results to ensure realization of these deferred taxes.

Tax credit incorporated: represented by the net balance of goodwill and provision for maintenance of the shareholders’ equity integrity (note 6.2). Realization occurs in a period from 5 to 10 years. Studies performed by independent consultants hired during the corporate reorganization process support the recovery of such amounts within the above referred time.

Temporary differences: represents the amount recorded by the controlled companies and their realization will occur upon payment of the provisions, effective loss on bad debts or realization of inventories, as well as reversal of other provisions. The Company did not record the potential deferred income and social contribution tax credit that would arise from the use of the provisions in the amount of R$157,058 (R$156,232 at June 30, 2009), given the uncertainty, at this time, as to the Company’s ability to generate future taxable results to ensure realization of these deferred taxes.

The Company prepared technical feasibility studies, approved by its Board of Directors, which indicated the full recovery of deferred tax amounts recognized at December 31, 2008, as defined in CVM Instruction No. 371. During the nine-month period ended September 30, 2009, no relevant fact occurred that indicated limitations to full recovery of the deferred tax amounts recognized by the controlled companies.

6.2  Tax credit incorporated – Corporate Restructuring

As a result of the corporate reorganization process, the Company incorporated the premium paid on the privatization and acquisition of subsidiaries.

Prior to the mergers, provisions were booked for maintenance of the stockholders’ equity of the merged companies and, consequently, the net assets that were merged represent, essentially, the tax benefit arising out of the possibility of deduction of the incorporated premium.

Included in the accounting records held for corporate and tax purposes by the Company and its controlled companies are specific accounts related to incorporated goodwill and provision and corresponding amortization, reversal and tax credit, the balances of which are as follows:

	Consolidated
	09.30.09			06.30.09
Reorganization	Goodwill	Provision	Net	Net
Telemig Participações S.A.— corporate reorganization	1,310,252	(864,766)	445,486	447,134
Global Telecom S.A.— Acquisition	330,675	(218,246)	112,429	122,157
Telesp Celular S.A.— Privatization	118,600	(78,276)	40,324	40,538
Tele Centro-Oeste Celular Participações S.A.— Acquisition	66,486	(43,881)	22,605	29,386
Telemig Celular S.A.— Privatization	53,212	(35,120)	18,092	45,231
Tele Leste Celular Participações S.A.— Privatization	34,729	(22,923)	11,806	14,542
Telemig Participações S.A.— Privatization	10,613	(7,005)	3,608	9,020
Total	1.924.567	(1,270,217)	654,350	708,008

The changes in the nine-month periods ended on September 30 are as follows:

	Consolidated
	2009	2008
Result:
Goodwill amortization	(772,481)	(666,552)
Provision reversal	509,837	439,924
Tax credit	262,644	226,628
Effect on income	-	-

To the extent the tax benefits are actually realized, the amount shall be incorporated into the capital stock to the benefit of the controlling shareholders, without an issue of new shares.

At a meeting of the Board of Directors held on February 12, 2009, the capitalization of a portion of the special goodwill reserve to the benefit of the controlling shareholders was approved, in the amount of R$ 189,896, corresponding to the tax benefits generated in 2008 (note 18). Upon the capitalization effected in the first quarter of 2009, all the amount of tax benefit was capitalized to the benefit of the controlling shareholders; consequently, there will be no further capitalizations relating to such specific tax benefits in the future.

7. PREPAID EXPENSES

	Consolidated
	09.30.09	06.30.09
Telecommunication Inspection Fee (Fistel)	324,184	470,998
Advertising and publicity	49,823	75,982
Rent	25,022	30,862
Financial charges	8,218	8,368
Insurance premium, software and other	37,226	40,310
Total	444,473	626,520

Current	386,558	571,200
Noncurrent	57,915	55,320

8. OTHER ASSETS

	Consolidated
	09.30.09	06.30.09
Escrow and restricted deposits and contractual pledge	166,214	167,761
Subsidies on terminal sales	29,028	42,815
Advances to employees	16,312	17,782
Credits with group companies	14,556	12,587
Credits with suppliers	9,504	19,760
Other assets	12,226	9,051
Total	247,840	269,756

Current	146,072	167,033
Noncurrent	101,768	102,723

9. INVESTMENTS

Subsidiaries information

	Shareholders’ equity at		Net profit for fiscal year ended September, 30:
Investees	09.30.09	06.30.09	2009	2008
Vivo S.A.	7,643,841	7,393,464	732,514	604,963
Telemig Celular Participações S.A.	2,297,928	1,798,932	89,947	50,420 (*)

 (*) Includes the adjusted net profit of Telemig Participações (Consolidated) for the period starting April through September 2008.

At September 30, 2009, Vivo Participações hold 100% of shares in its investment portfolio - Vivo and Telemig Celular Participações, as follows:

	Vivo		Telemig Participações
	09.30.09	06.30.09	09.30.09	06.30.09
Number of shares held
Common shares	3,810	3,810	15,368	13,283
Preferred shares	-	-	29,034	8,813
Total	3,810	3,810	44,402	22,096

Percentage of participation	100.00%	100.00%	100.00%	58.94%

Breakdown and changes

The balance of the controlling company’s investments includes interest in subsidiaries' equity, goodwill, advances for future capital increase and allowance for losses in investments, as well as other investments, as shown below:

	Controlling Company		Consolidated
	09.30.09	06.30.09	09.30.09	06.30.09
Investments in subsidiaries	9,082,251	7,898,954	-	-
Advance for future capital increase	905,440	905,440	-	-
Other investments	103	104	112	113
Investment balance	9,987,794	8,804,498	112	113

The changes in the controlling company’s investments for the nine-month period ended on September 30 are as follows:

b.1)  Investments in subsidiaries

	09.30.09	09.30.08
Balance the beginning of the year	7,285,216	6,090,460
Equity accounting result on net profit of the subsidiaries	804,964	566,347
Capital decrease in subsidiares	-	(700,000)
Capital increase in subsidiaries	-	2,054,725
Transfer control from TCP to TCO IP	-	(306,662)
Capital increase of reserves in subsidiaries	310,110	495,384
Minority shareholders subscription in capital increase out of reserves	(8,842)	-
Adjustment to the allocation of interest on shareholders’ equity and dividends of Telemig Celular in 2008	560	-
Gain generated from capital increase out of reserves	1,935	-
Investments acquisition inTCP and TCO IP	-	298,844
Interim dividends and interest on shareholders’ equity	(205,988)	(175,000)
Acquisition of minority interests of Telemig Participações – Exchanges of shares (note 1d)	894,296	-
Balance at September 30	9,082,251	8,324,098

b.2)  Advance for future capital increase

	09.30.09	09.30.08
Balance at the beginning of the year	1,217,565	1,105,818
Capital increase of reserves in subsidiaries	(310,110)	(495,384)
Premium generated from capital increase of reserves	(2,015)	74,724
Balance at September 30	905,440	685,158

10. PROPERTY, PLANT AND EQUIPMENT, NET

Consolidated

		09.30.09			06.30.09
	Annual depreciation rates (%)	Cost	Accumulated depreciation	Property, plant and equipment, net	Property, plant and equipment, net
Transmission equipment	10.00 a 33.33	9,583,069	(7,002,721)	2,580,348	2,352,187
Infrastructure	2,86 a 20,00	3,328,799	(1,900,749)	1,428,050	1,386,935
Switching equipment	10,00 a 33,33	4,134,992	(3,037,356)	1,097,636	1,499,665
Terminal equipment	50,00 a 66,67	2,640,415	(2,313,356)	327,059	334,016
Buildings	2,86 a 4,00	299,466	(95,004)	204,462	207,054
Land		70,894	-	70,894	70,894
Other assets	6,67 a 20,00	1,888,282	(1,321,116)	567,166	570,739
Properties and construction in progress		299,213	-	299,213	389,188
Total		22,245,130	(15,670,302)	6,574,828	6,810,678

In the nine-month period ended September 30, 2009, Vivo capitalized financial expenses incurred in connection with loans for financing construction in progress in the amount of R$34,569 (R$25,330 in the same period of 2008).

At September 30, 2009, the subsidiaries had items of property, plant & and equipment offered as collateral in lawsuits in the amount of R$107,045 (R$106,232 at June 30, 2009).

11. INTANGIBLE ASSETS, NET

11.a) Composition

Consolidated

		09.30.09			06.30.09
	Annual depreciation rates (%)	Cost	Accumulated amortization	Intangible, net	Intangible, net
Goodwill premium and provision for losses on investment acquisition (a)	-	4,043,705	(1,359,279)	2,684,426	1,426,293
Software use rights	20.00	4,656,171	(3,264,591)	1,391,580	1,341,609
Concession licenses	6.67 a 28.9	2,249,619	(865,060)	1,384,559	1,422,983
Goodwill premium - Ceterp Celular S.A	10.0	84,265	(68,114)	16,151	16,151
Goodwill	(*)	35,242	(26,066)	9,176	7,572
Other assets	6.67 a 20.0	50,286	(47,389)	2,897	4,237
Intangible in progress		108,657	-	108,657	130,632
Total		11,227,945	(5,630,499)	5,597,446	4,349,477

(a) Goodwill resulting from acquisitions of corporate equity, based on future profitability, was amortized pursuant to the straight line method until December 31, 2008, according to the provisions set forth in Law no. 11.638/07. This includes allowances for losses which were booked on December 31, 2001 and 2002, in order to recognize permanent losses arising from goodwill as a result of accumulated losses recorded by subsidiary Global Telecom S.A. as of the mentioned dates.

With the Corporate Reorganization process (described in note 1d) and consequence exchange of the shares held by the minority shareholders of Telemig Celular, Telemig Participações and Vivo Participações, a goodwill was generated in the amount of R$1,255,235, which added to the expenses inherent to such process, in the amount of R$2,898, total R$1,258,133, both posted to this item of the financial statements.

 (*)According to contract terms

11.b) Changes

	Consolidated
	Goodwill premium and provision for losses on investment acquisition	Software use rights	Concession licenses	Goodwill premium - Ceterp Celular S.A	Goodwill	Other assets	Intangible in progress	Total
Cost
Balances at June 30, 2009	2,785,572	4,309,922	2,249,619	84,265	32,787	50,876	130,632	9,643,673
Additions	1,258,133	51,915	-	-	2,455	(590)	63,072	1,374,985
Write-offs	-	(494)	-	-	-	-		(494)
Transfer	-	294,828	-	-	-	-	(85,047)	209,781
Balances at September 30, 2009	4,043,705	4,656,171	2,249,619	84,265	35,242	50,286	108,657	11,227,945

Amortization
Balances at June 30, 2009	(1,359,279)	(2,968,313)	(826,636)	(68,114)	(25,215)	(46,639)	-	(5,294,196)
Additions	-	(181,403)	(38,424)	-	(851)	(750)	-	(221,428)
Write-offs	-	494	-	-	-	-	-	494
Transfer	-	(115,369)	-	-	-	-	-	(115,369)
Balances at September 30, 2009	(1,359,279)	(3,264,591)	(865,060)	(68,114)	(26,066)	(47,389)	-	(5,630,499)

Intangible, net
Balances at June 30, 2009	1,426,293	1,341,609	1,422,983	16,151	7,572	4,237	130,632	4,349,477
Additions	1,258,133	(129,488)	(38,424)	-	1,604	(1,340)	63,072	1,153,557
Write-offs	-	-	-	-	-	-	-	-
Transfer	-	179,459	-	-	-	-	(85,047)	94,412
Balances at September 30, 2009	2,684,426	1,391,580	1,384,559	16,151	9,176	2,897	108,657	5,597,446

12. DEFERRED ASSETS, NET

These refer to pre-operating expenses which are amortized for a period of 10 years, in the net amounts of R$34,877 and R$39,116 at September 30 and June 30, 2009, respectively, as permitted in Law no. 11.941/09.

13. SUPPLIERS AND TRADE ACCOUNTS PAYABLE

	Consolidated
	09.30.09	06.30.09
Suppliers	2,124,822	2,256,526
Amounts to be transferred LD (a)	379,316	361,303
Interconnection / linking	255,385	244,852
Technical assistance	117,309	147,517
Other	41,651	44,833
Total	2,918,483	3,055,031

(a) Amounts to be transferred refer to VC2, VC3 and roaming charges, invoiced to our customers and transferred to the long distance call operators.

14. TAXES, FEES AND CONTRIBUTIONS PAYABLE

	Consolidated
	09.30.09	06.30.09
Current and deferred taxes:
ICMS	696,242	713,081
Current income tax and social contribution	226,271	105,059
Deferred income and social contribution taxes	28,462	28,937
PIS e COFINS	105,729	93,533
FISTEL	62,018	64,023
FUST and FUNTTEL	10,986	10,351
Other taxes, fees and mandatory contributions	15,175	15,767
Total	1,144,883	1,030,751

Legal liabilities (CVM 489/05):
FISTEL	407,955	395,932
(-) Escrow deposits – Fistel	(407,955)	(395,932)
CIDE	80,670	80,558
(-) Escrow deposits – CIDE	(59,371)	(58,612)
PIS and COFINS	41,238	48,579
(-) Escrow deposits – PIS and COFINS	(27,167)	(27,167)
Income taxes – Interest on Own Capital	21,112	20,745
(-)Escrow deposits – Income taxes - Interest on Own Capital	(21,112)	(20,745)
Other taxes, fees and mandatory contributions	10,284	9,583
Total	45,654	52,941

Total	1,190,537	1,083,692

Current	876,931	777,391
Noncurrent	313,606	306,301

Current Taxes:

At September 30, 2009, the amount of R$255,982 (R$246,409 at June 30, 2009) out of the non-current liability, refers to ICMS - More Jobs for Paraná Program, resulting from an agreement with the Paraná State Government involving the deferral of ICMS tax payment. This amount is adjusted to the variation of the Annual Indexation Factor (FCA).

Legal liabilities -  CVM Resolution 489/05

This includes the taxes that fall within the scope of CVM Resolution No. 489/05, dated October 3, 2005, which approved IBRACON NPC No 22 standard.

For purposes of the financial statements, the amounts of judicial deposits for said taxes are offset against taxes, fees and mandatory contributions payable, as applicable.

a) PIS and COFINS

A delinquency notice was issued by the tax authority against Vivo (proceedings no. 19515.000.700/2003-97) for having offset the COFINS, in January and February 2000, against credits arising out of the 1/3 surplus of the COFINS itself paid in 1999, after deduction of the amount from the CSLL. The case is awaiting decision of the Special Appeal filed within the administrative sphere. On a conservative conduct, the Management recorded the amount of R$24,671, at September 30 and at June 30, 2009, having deposited the same amount in court.

Law nº 9.718/98

At November 27, 1998, the calculation of PIS and COFINS was changed by Law no. 9718, which: i) increased the COFINS rate from 2% to 3%; ii) authorized the deduction of up to 1/3 of the COFINS from the amount of the Social Contribution on Net Income – CSLL; and also iii) indirectly increased the COFINS and PIS owed by Vivo, determining the inclusion of revenues in excess of the total sales in their tax calculation basis.

By reason of the changes introduced by laws no. 10.637/02 and 10.833/03, Vivo started including the revenues in excess of the total sales in the tax calculation basis of PIS and COFINS.

At September 30, 2009, Vivo has provisions booked for the amounts of the revenues in excess of the total sales, under discussion in court, in the amount of R$2,822 (R$10,303 June 30, 2009). Based on IBRACON’s Technical Communication no. 05/2009, at July 31, 2009, after a judicious evaluation supported by Vivo’s legal advisors, the amount of R$7,529 was reversed. The remaining court deposit is of R$2,496, at September 30 and at June 30, 2009.

Other

Additionally, the subsidiaries booked amounts of R$13,745 at September 30, 2009 (R$13,605 at June 30, 2009) with respect to other discussions of PIS and COFINS.

b) CIDE

This refers to an administrative and judicial matter, aiming at discharging the assessment of the CIDE on remittances of funds abroad, in connection with agreements for transfer of technology, license of trademarks and software, etc. Based on the opinion of its legal advisors, at September 30, 2009, Vivo recorded the amount of R$80,670 (R$80,558 at June 30, 2009), having deposited in court the amount of R$59,371 (R$58,612 at June 30, 2009).

Telecommunications Inspection Fee - FISTEL

Telemig Celular filed a Writ of Mandamus challenging its liability for the payment of the inspection fees on mobile stations not owned by it, and started booking a provision and effecting a deposit in court for the amounts referring to the TFF – Operation Inspection Fee and to the TFI – Installation Inspection Fee. The case is awaiting decision by the TRF Court of the 1st Region.

Its legal counsels consider the chances of losses in these lawsuits to be possible. However, because this is a legal obligation under the terms of CVM Resolution No. 489/2005, the controlled company has booked a provision for this contingency. The provision recorded at September 30, 2009 was in the amount of R$407,955 (R$395,932 at June 30, 2009), with corresponding deposits in court in the same amount.

IRRF on payments of Interest on Own Capital – Telemig Celular Participações

Telemig Participações filed Writs of Mandamus requesting the court to declare its right not to be assessed IRRF (Withholding Income Tax) at source on its receipts of interest on own capital of its subsidiary. Based on the opinion of its legal counsels, the referred lawsuits are classified as possible loss; however, once this refers to a legal obligation under the terms of CVM Resolution no. 489/2005, at September 30, 2009 a provision was booked and deposits were made in court, totaling R$21,112 (R$20,745 at June 30, 2009).

e) Other taxes, fees and contributions

At September 30, 2009, the subsidiaries recorded the amount of R$10,284 (R$9,583 at June 30, 2009), referring to values related to the discussions of: (i) ISS tax on personal property lease services, ancillary activities and supplementary services (R$5,877); (ii) IRPJ (Corporate Income Tax) on derivative transactions (R$2,146); (iii) INSS (Social Security) (R$834), and (iv) ICMS tax (R$1,427).

Following are presented the changes in legal obligations in compliance with CVM Resolution 489/05:

	Consolidated
	Legal liabilities	(-) Escrow deposits	Total
Balances at 12.31.08	481,917	(428,763)	53,154
Additions, net of reversal	68,556	(77,245)	(8,689)
Monetary restatement	10,644	(9,455)	1,189
Transfers	142	(142)	-
Balances at 09.30.09	561,259	(515,605)	45,654

15. LOANS, FINANCING, DEBENTURES AND PROMISSORY NOTES

a) Debt breakdown

a.1) Loans and financing

				Consolidated
Description	Currency	Interest	Maturity	09.30.09	06.30.09
Banco Europeu de Investimentos—BEI	USD	4.18% a.a to 4.47% a.a	12/19/09 to 03/02/15	660,574	677,415
Resolution 2770	R$	IGP-M + 9.45% a.a	2/9/2010	173,621	168,076
Resolution 2770	JPY	2.00% to 2.60% a.a	10/28/09 to 01/18/11	222,990	505,965
Resolution 2770	USD	5.94% a.a	07/23/2010	95,147	140,425
BNDES	URTJLP	TJLP + 4.3% a.a, to 4.6% a.a	10/15/09 to 08/15/14	1,551,654	1,415,213
BNDES	UMBND	8.63% a.a	10/15/09 to 07/15/11	5,159	6,353
Banco do Nordeste do Brasil—BNB	R$	10% a.a	10/29/09 to 10/30/16	460,523	469,253
Funding 3G Licenses	R$	IST + 1% a.m	04/29/11 to 04/29/16	162,683	1,272,147
Commissions BBVA		0.43% a.a	11/30/09 to 02/28/15	202	225
Others				96	96
Total				3,332,649	4,655,168
Current				869,824	1,022,020
Noncurrent				2,462,825	3,633,148

In July 2009 was released the last installment of R$ 177,810 of the funding from Banco Nacional de Desenvolvimento Econômico e Social (“BNDES”).

In May 2009 was released the second installment of R$ 124,571 of the funding from Banco do Nordeste do Brasil (“BNB”).

a.2) Debentures and Promissory Notes

				Company		Consolidated
Description	Currency	Interest	Maturity	09.30.09	06.30.09	09.30.09	06.30.09
Debentures	R$	104.2% to 120.0% CDI	05/04/15	1,039,841	1,015,996	1,039,841	1,015,996
Debentures	R$	IPCA + 0.5% a.a	07/05/21	—	—	58,929	58,424
Debentures	R$	113.55% CDI	01/11/10	226,891	221,392	226,891	221,392
Promissory Notes	R$	115.00% CDI	10/22/09	508,944	560,144	508,944	560,144
Total				1,775,676	1,797,532	1,834,605	1,855,956
Current				775,676	797,532	775,676	797,532
Noncurrent				1,000,000	1,000,000	1,058,929	1,058,424

b) Repayment schedule

At September 30, 2009, the maturities of the long-term portion of loans and financing are as follows:

Year	Controlling Company

Consolidated

2010	—

102,759

2011	—	479,301
2012	—	440,260
2013	—	439,161
2014	—	487,928
After 2014	1,000,000	1,572,345
Total	1,000,000	3,521,754

c) Loan covenants

Vivo has loans and financing borrowed from Banco Nacional de Desenvolvimento Econômico e Social (BNDES), the balance of which at September 30, 2009 was R$1,556,813 (R$1,421,566 at June 30, 2009).  In accordance with the contracts, there are several economic and financial indexes that must be calculated on a six-month period and yearly basis. At the same date, all economic and financial indexes established in the two contracts with the BNDES, regarding the Company’s and Vivo’s instruments, were met.

The agreement entered into by Telemig Celular with the State Department of Economic Development regarding debentures sets forth covenants on petitions for judicial and extrajudicial recovery, liquidation, dissolution, insolvency, voluntary bankruptcy or decree of bankruptcy, payment default, non-compliance with non-fiduciary obligations and compliance with a certain limit substantially based on balance sheet financial indexes and EBITDA (Earnings before interest, taxes, depreciation and amortization), among others. At September 30, 2009, all covenants were fulfilled by Telemig Celular.

d) Guarantees

At September 30, 2009, guarantees were granted for part of Vivo's loans and financing, according to the table below:

Banks	Amount of loan / financing	Guarantees
BNDES	R$1,551,654 (URTJLP) R$ 5,159 (UMBNDES)
  Contract (Vivo) R$1,518,028: Guarantee in receivables referring to 15% of the outstanding balance or four (4) times the amount of the highest installment, whichever is higher.
  Contract (Vivo) R$38,785: pledging of 15% of the receivables for service revenue.
  The Company is the guarantor/intervening party.

Banco Europeu de Investimento – BEI	R$ 660,574	Commercial risk secured by Bank BBVA Portugal.
Banco do Nordeste do Brasil S.A. - BNB	R$460,523
  Bank security granted by Banco Bradesco S,A, in the amount equivalent to 100% of the outstanding balance of the financing.
  Constitution of a liquidity fund represented by financial investments in the amount equivalent to three (3) amortization installments, referenced to the post-grace period average installment.
  The Company is the guarantor/intervening party.

e) Promissory Notes

4th Issue

On July 24, 2009, 50 unsecured promissory notes in the value of R$10 million each, totaling R$500 million, bearing interests of 106.5% of the DI (Interfinancial Deposit) rate, were settled on their maturity date.

6th Issue

At July 24, 2009, 20 promissory notes were issued, in the value of R$25 million each, totaling R$500 million, pursuant to the approval of the Board of Directors at July 10, 2009.

The promissory notes are issued for a tenor of 90 days, counted from the issuance date, with possibility of redemption as from the 60th day and bearing interests of 115.00% of the DI (Interfinancial Deposit) rate.

The proceeds from such transaction were used in the full repayment of the principal amount of the debt represented by the 4th issue of promissory notes, in the face value of R$500 million.

f) Debentures

f.1) Fund raising by the company

Second Issue

Within the scope of the First Securities Distribution Program in the amount of R$2 billion, announced on August 20, 2004, the Company issued debentures related to the 2nd Issue of the Company, in the amount of R$1 billion, on May 01, 2005, with a term of ten years, counted as from the issue date, that is, May 01, 2005.

Such offering consisted of the issue in two series, being R$ 200 million in the first series, and R$800 million in the second series, with final maturity on May 1, 2015. The debentures accrue interest, payable on a semiannual basis, corresponding to 120.0% (first series) and 104.2% (second series) of the accumulated daily average rates for the DI (one-day Interbank, extra group deposits) (DI rates), as calculated and published by the CETIP.

In May 2009, the debentures of the 1st Series of the 2nd Issue of the Company, as approved by the Board of Directors of the Company on March 30, 2009, were rescheduled. The new effective term of remuneration is  24 months, counted from May 01, 2009 until May 01, 2011, during which time the remuneration conditions defined herein shall remain unchanged. During this second term of remuneration, the debentures of the 1st Series of the 2nd Issue of the Company shall be entitled to a remuneration of 120.0% of the average rate of the one-day Interfinancial Deposits – the DI over extra-group  rate, calculated in accordance with the formula contained in clause 4.9 of the “2nd issue Indenture”. The payments of remuneration of the debentures shall be made on November 01, 2009, May 01, 2010, November 01, 2010 and May 01, 2011.

Rescheduling of the debentures remuneration is expected to occur on May 01, 2011 (first series) and May 01, 2010 (second series).

Third Issue

At December 2008, the Board of Directors approved the 3rd public issue, by the Company, of simple, unsecured debentures not convertible into stock, of one sole series, not required to be registered with the CVM in conformity with the terms of art. 5, item II, of CVM Instruction no. 400, since said debentures referred to one sole and indivisible lot of securities. The unit face value of the debenture was R$210 million at the issue date (“Unit Face Value”), with maturity date on January 11, 2010.

Fourth Issue

On September 04, 2009, the Board of Directors approved the 4th public issue, by the Company, of simple, unsecured debentures not convertible into stock, all of them registered and of book-entry type, issued in up to three series, with tenor of 10 years.

The total amount of the issue shall be R$810 million, of which the basic offering corresponds to R$600 million, added by R$210 million due to the full exercise of the additional debentures option and the lot option. A total of eight hundred and ten thousand (810,000) debentures will be issued, in the face value of R$1 thousand each, in three (3) series.

Banco Itaú BBA S.A., in its capacity as lead arranger of the Offering, carried out a bookbuilding procedure in order to determine, with interested investors, the demand for the Debentures at different remuneration rates (“Bookbuilding”).

The remuneration for the 1st series will be 110.00% of CDI for the 2nd series will be 115.00% of CDI and to the 3rd series, the remuneration will correspond to the percentage of the Copom of National Treasury Notes - series B maturing in 2015, plus 1.30% per annum (on face value updated annually by the IPCA variation).

The remuneration terms of the debentures for each series shall be rescheduled in accordance with the following schedule: 1st series on October 15, 2012, 2nd series on October 15, 2013, and 3rd series on October 15, 2014.

The proceeds raised as from the offering shall be used for full payment of the debt relating to the 6th issue of commercial promissory notes of the Company, in the principal amount of R$500 million, added by interests estimated at approximately R$15 million, as well as for increase in the working capital.

The transaction costs in connection with this issue in the amount of R$662, while the proceeds had not yet been raised, were allocated to a specific assets account, as prepaid expenses.

f.2) Fund raising by Telemig Celular

First Issue

In compliance with the Contract for Provision of SMP Services, in conformity with the Public Selection No 001/07, the State of Minas Gerais, acting through the State Department for Economic Development, has undertaken to subscribe debentures issued by Telemig Celular, within the scope of the “Minas Comunica” Program, using proceeds from the Fund for Universalization of Access to Telecommunications Services (Fundo de Universalização do Acesso a Serviços de Telecomunicações) - FUNDOMIC. Under the terms of this Program, Telemig Celular would make the SMP service available to 134 locations in the areas recorded as 34, 35 and 38.

Also according to the program, 5,550 simple, unsecured, nonconvertible, registered, book-entry type debentures would be issued, without stock certificates being issued, in up to five series.

In consideration for the certification by the State Department of Economic Development of the service to be provided to 15 locations, 621 debentures were issued in the 1st Series of the 1st issue, amounting to R$ 6,210 in December 2007. In March 2008, for the service at 42 locations, 1,739 debentures were issued in the 2nd Series of the 1st issue, valued at R$ 17,390. At December 31, 2008, for the service at 77 locations, 3,190 debentures were issued in the 3rd Series of the 1st issue, valued at R$31,900, thus completing the program for providing service to 134 locations inside the state of Minas Gerais.

g) 3G Licenses Financing

At August 28, 2009, Vivo settled the amounts owed to ANATEL for the “Authorization Instruments”, Band J, Width 10+10 Mhz, authorization period of 15+15 years, pursuant to the registration areas listed in the following table:

Term	Registration Areas (States)	Amounts paid
7/2008/SPV – ANATEL	BA	84,292
8/2008/SPV – ANATEL	SE	13,484
9/2008/SPV – ANATEL	RJ	219,334
13/2008/SPV – ANATEL	MT	32,057
14/2008/SPV – ANATEL	MS (Except sector 22 of PGO)	26,889
18/2008/SPV – ANATEL	RS (Except sector 30 of PGO)	178,033
19/2008/SPV – ANATEL	AM, AP, PA, MA and RR	42,845
20/2008/SPV – ANATEL	AL, CE, PB, PE, PI and RN	48,915
21/2008/SPV – ANATEL	SP (Except sectors 32 and 33 of PGO)	243,407
59/2008/SPV – ANATEL	SP (sector 32 of PGO)	2,647
60/2008/SPV – ANATEL	SP (sector 33 of PGO)	6,511
61/2008/SPV – ANATEL	MS, GO E RS (sectors 22, 25 and 30 of PGO)	3,792
Total		902,206

The amount paid to ANATEL, of R$902,206, represents the settlement of most of the Authorization Instruments, which were executed on April 29, 2008, corresponding to 69.6% of the total amount.

At September 25, 2009, Vivo settled the amount of R$235,128, referring to Band J, Width 10+10 Mhz, authorization period of 15+15 years, for the states of Paraná and Santa Catarina, which amount, added to the payments already made, totals R$1,137,334, thus representing a settlement of 88.8% of the Authorization Instruments for the 3G licenses. The outstanding balance shall be repaid to ANATEL by the end of the fiscal year.

16.  PROVISION FOR CONTINGENCIES

The Company and its controlled companies are parties to lawsuits that generate administrative and judicial contingencies related to labor, tax and civil claims. Relevant accounting provisions have been booked with respect to such lawsuits in which the chance of loss was deemed as probable.

The breakdown of the balances of such provisions is as follows:

	Consolidated
	09.30.09			06.30.09
	Provisions	(-)Escrow deposits	Net	Net
Civil	170,322	(59,126)	111,196	125,555
Labor	76,974	(38,711)	38,263	40,663
Tax	31,550	(3,547)	28,003	26,619
Total	278,846	(101,384)	177,462	192,837

Current			78,967	91,577
Noncurrent			98,495	101,260

The changes to the provisions for net contingencies are as follows:

	2009	2008
Balances at the beginning of the year	194,083	199,404
Booking of provisions, net of reversal (note 23)	101,287	101,452
Monetary variation	528	7,117
Increase of escrow deposits	(21,306)	(31,090)
Payments	(97,130)	(98,661)
Addition, net da Telemig Participações on 03.31.08	-	10,957
Balances at September 30	177,462	189,179

16.1. Civil Claims

These refer to several civil claims for which the respective provisions were booked, as shown above, such provisions being deemed sufficient to meet probable losses on these cases.

a) Consumers

The Company and its controlled companies are parties to several lawsuits brought by individual consumers or by civil associations representing rights of consumers claiming non-performance of services and/or products sold. Individually, none of these lawsuits is deemed to be material.

At September 30, 2009, based on the opinion of its lawyers, the amount of R$147,968 (R$150.988 at June 30, 2009) was booked, which is considered sufficient to meet potential losses on these proceedings.

At the same date, the amount of these lawsuits in several different spheres deemed as “possible” was R$500,038 (R$505,211 at June 30, 2009).

b) ANATEL

The controlled companies are parties to several legal and administrative proceedings brought by ANATEL referring to noncompliance with Regulations concerning the Personal Mobile Service. At September 30, 2009, the amount of R$17,511 (R$21,868 at June 30, 2009), was booked, which is considered sufficient to meet probable losses on these cases.

At the same date, the amount involved in these lawsuits classified as “possible loss” was R$7,015 (R$12,044 at June 30, 2009).

c) Other

These refer to lawsuits of other nature, all related to the regular course of business. At, September 30, 2009, based on the opinion of its independent lawyers, the amount of R$4,843 (R$3,953 at June 30, 2009) was booked, which is considered sufficient to meet probable losses on these cases.

At the same date, the amount involved in several lawsuits classified as “possible loss” was R$32,446 (R$26,951 at June 30, 2009).

16.2. Labor claims

These refer to several labor claims for which the respective provisions were recorded as shown above, which are considered sufficient to meet probable losses on these cases.

At the same date, the amount involved in these lawsuits classified as “possible loss” was R$193,016 (R$193,144 at June 30, 2009).

16.3. Tax Proceedings

At September 30, 2009, the amount involved in proceedings of this nature classified as “possible loss” was R$3,471,988 (R$3,340,074 at June 30, 2009), most of which are related to matters of ICMS, PIS/COFINS, ISS, IRPJ, IRRF, CSLL, IOF, CPMF, FUST, FUNTTEL, FISTEL, Contribution for public broadcasting furtherance (EBC) and Social Contributions. The proceedings filed in this quarter have the same subject matters of those already in course at June 30, 2009.

17. OTHER LIABILITIES

	Controlling Company		Consolidated
	09.30.09	06.30.09	09.30.09	06.30.09
Prepaid services to be rendered—deferred revenue	—	—	470,876	382,485
Reverse stock split (a)	105,949	102,813	246,344	243,382
Provision for disposal of assets (b)	—	—	201,684	199,030
Provision for customer loyalty program	—	—	65,520	106,263
Provision for pension fund	—	—	14,205	13,594
Liabilities to related parties	340	266	695	3,188
Other	471	471	9,086	9,025
Total	106,760	103,550	1,008,410	956,967

Current	106,424	103,230	785,971	737,282
Noncurrent	336	320	222,439	219,685

 (a)  This refers to credit made available to the holders of shares remaining as a result of the reverse stock split and fractioning of the capital stock of the Company and of its subsidiaries.

(b)   This refers to the costs to be incurred in connection with the eventual need of giving back to their owners the “sites” (locations for installation of Radio Base Stations – RBS of the controlled companies) in the same conditions as they were found at the time of the execution of the initial lease contracts thereof.

18. SHAREHOLDERS’ EQUITY

a) Capital Stock

Pursuant to the Articles of Incorporation, the Company may increase its capital stock up to the limit of seven hundred and fifty (750,000,000) shares, either common or preferred, regardless of the amendment to the articles of incorporation, with the Board of Directors being the competent body to resolve on the increase and the consequent issue of new shares up to the referred limit.

At a Meeting of the Board of Directors held on February 12, 2009, an increase of the capital stock in the amount of R$189,896 was approved, which corresponds to the tax benefit of the incorporated goodwill for fiscal year 2008 (note 6.2).

At a Special Shareholders’ Meeting held on July 27, 2009, a capital increase was approved in the amount of R$1,879,728, upon issue of 26,374,793 book-entry shares, of which 993,854 are common shares and 25,380,793 are preferred shares, all of them registered and with no face value. Thus, the subscribed and fully paid-up capital of the Company increased from R$6,900,422 to R$8,870,150, being represented by 400,713,827 book-entry shares, of which 137,269,188 are common shares and 263,444,639 are preferred shares, all of them registered and with no face value.

At September 30, 2009, the subscribed and paid-up capital stock of the Company was R$8,780,150 (R$6,900,422 at June 30, 2009), represented by shares with no face value, distributed among the shareholders as follows:

	Number of shares
	09.30.09	06.30.09
Total capital stock in
Common shares	137,269,188	136,275,334
Preferred shares	263,444,639	238,063,700
Total	400,713,827	374,339,034

Treasury shares
Preferred shares	(1,123,725)	(1,123,725)
Total	(1,123,725)	(1,123,725)

Outstanding shares
Common shares	137,269,188	136,275,334
Preferred shares	262,320,914	236,939,975
Total	399,590,102	373,215,309

b) Dividends and Interest on Own Capital

The preferred shares do not have voting rights, except in the cases stipulated in articles 9 and 10 of the Bylaws, but are ensured priority in the reimbursement of the capital stock, without premium, the right to participate in the dividend to be distributed, corresponding to a minimum of 25% of net income for the fiscal year, calculated in accordance with article 202 of Brazilian Corporation law, and priority in receiving minimum non-cumulative dividends equivalent to the higher of the following amounts:

b.1) 6% (six per cent) per year on the amount resulting from the division of the subscribed capital by the total number of Company’s shares; or
b.2) 3% (three per cent) per year on the amount resulting from the division of the shareholders’ equity by the total number of Company’s shares, and also the right to participate in distributed profit under the same conditions applicable to common shares, after the common shares have been ensured of a dividend equal to the minimum priority dividend established for the preferred shares.

As from the General Shareholders’ Meeting held on March 27, 2004, the preferred shares are entitled to full voting rights, in accordance with article 111, paragraph 1, of Law No. 6404/76, since minimum dividends were not paid on preferred shares for three consecutive years.

At the General Shareholders’ Meeting held on March 15, 2007, the payment of dividends on the income for year 2006 to the holders of preferred shares was approved. However, the approved amount was lower than the minimum statutory value required for removing the right to vote of the preferred shares.

b.3) Dividends and interest on own capital not claimed by shareholders are forfeited in 3 (three) years, as from the date of the beginning of payment, as set forth in article 287, subparagraph II, item a), of Law No. 6404/76.

At a General and Special Shareholders’ Meeting held on March 19, 2009, the payment of dividends and interest on the own capital in the amount of R$ 426,798 was decided, being as follows: interest on own capital in the amount of R$161,113 (R$136,946 net of the withholding income tax) and dividends in the amount of R$265,685, to be paid until December 30, 2009.

After the actual payment of the dividends and interest on the own capital, the holders of preferred shares shall not be entitled any more to full vote.

c) Capital Reserves

c.1) Premium reserve

This reserve represents the excess of value at the time of the issuance or capitalization in relation to the basic value of the share at the issuance date.

c.2) Special Premium Reserve

This reserve was booked as a result of the Corporate Reorganization processes described in note 6.2, as a counter-entry to the net assets transferred, and represents the future tax benefit to be earned by amortization of the premium transferred. The portion of special premium reserve corresponding to the benefit may be, at the end of each fiscal year, capitalized to the benefit of the controlling shareholder, as the case may be, without issue of new shares.

The Meeting of the Board of Directors held on February 12, 2009 approved a capital increase of R$189,896, representing the tax benefit of the incorporated premium for fiscal year 2008, with the issue of 5,819,678 new shares, being 2,124,989 common shares and 3,694,689 preferred shares, ensuring the preemptive right provided for in Article 171 of Law No. 6404/76, and the proceeds arising from the exercise of the preemptive right were credited to Portelcom Participações S.A.. With the capitalization effected in the first quarter of 2009, all the amount of tax benefit was capitalized to the benefit of the controlling shareholders; consequently, there will be no new capitalizations relating to these specific tax benefits in the future.

c.3) Tax Incentives

These represent the amounts invested in tax incentives in previous fiscal years.

d) Profit Reserves

d.1) Legal Reserve

The legal reserve is booked by allocation of 5% of the net profit for the year, up to the limit of 20% of the paid-up capital stock or 30% of the capital stock added by the capital reserves. As from such limit, allocations to this reserve are no longer mandatory, as set forth in Art. 193 of Law no. 6404/76.

d.2) Reserve for Expansion

The reserve for expansion was booked with the purpose of holding funds for financing additional investments of fixed and current capital by allocation of up to 100% of the remaining net profit, after the legal determinations and the balance of the retained profits account for the fiscal year ended on December 31, 2008. This reserve is supported by a capital budget approved at the shareholders’ meetings.

d.3) Reserve for Contingencies and Treasury Shares

The amounts recorded result from the spin-off of Companhia Riograndense de Telecomunicações – CRT and are designed to guarantee an eventual court decision rendered with respect to judicial actions concerning capitalizations for fiscal years 1996 and 1997 occurred in that company.

e) Retained Earnings

Pursuant to a change introduced by Law no. 11.638/07, the net profit for the year shall be fully allocated in conformity with the provisions set forth in articles 193 to 197 of Law no. 6.404/76.

At a General and Special Shareholders’ Meeting, held on March 19, 2009, the allocation of the net profit for fiscal year 2008 was approved, in the amount of R$399,901, of which R$19,995 were applied to the Legal Reserve and R$379,906 as dividends and interest on the capital, being: R$161,113 as interest on the own capital, gross (R$136,946, net of withholding income tax) and R$218,793 as dividends, Additionally, R$46,892 were allocated as supplementary dividends. The balance of retained earnings at December 31, 2009 shall be also fully allocated.

19. NET OPERATING REVENUE

	Consolidated
	Nine month period ended on September, 30
	2009	2008
Franchise and use	7,823,106	7,190,211
Interconnection	4,701,926	4,510,672
Data and value-added services (SVA)	2,045,729	1,499,058
Other services	136,678	192,376
Gross revenue from telecommunication services	14,707,439	13,392,317
ICMS	(2,530,308)	(2,249,525)
Discounts granted	(549,511)	(595,245)
PIS and COFINS	(533,614)	(486,317)
ISS (service tax)	(5,619)	(4,663)
Net operating revenue from telecommunication services	11,088,387	10,056,567

Gross revenue from sales of handsets and accessories	2,055,676	2,311,067
Discounts granted	(661,168)	(734,389)
ICMS	(212,546)	(217,260)
PIS and COFINS	(118,117)	(138,844)
Returns of goods sold	(108,996)	(75,661)
Net operating revenue from sales of handsets and accessories	954,849	1,144,913

Total net operating revenue	12,043,236	11,201,480

There is not any customer who has contributed more than 10% of the gross operating revenue for the nine-month periods ended on September 30, 2009 and 2008.

20. COST OF GOODS SOLD AND SERVICES RENDERED

	Consolidated
	Nine month period ended on September, 30
	2009	2008
Depreciation and amortization	(1,642,815)	(1,215,986)
Interconnection	(1,641,486)	(1,574,795)
Taxes, fees and contributions	(639,310)	(478,599)
Outsourced services (*)	(458,912)	(393,731)
Rent, insurance and condominium fees	(266,070)	(196,153)
Connection means (*)	(232,366)	(178,180)
Personnel	(106,327)	(85,797)
Other supplies	(33,125)	(26,254)
Cost of services rendered	(5,020,411)	(4,149,495)
Cost of goods sold	(1,519,220)	(1,721,252)
Total	(6,539,631)	(5,870,747)

21. SELLING EXPENSES

	Consolidated
	Nine month period ended on September, 30
	2009	2008
Outsourced services	(1,549,699)	(1,394,404)
Depreciation and amortization	(401,909)	(389,147)
Customer loyalty program and donations	(322,697)	(331,607)
Advertising	(318,704)	(322,525)
Personnel	(281,573)	(248,927)
Allowance for doubtful accounts	(173,018)	(244,346)
Rent, insurance and condominium expenses	(54,937)	(48,484)
Other supplies	(98,540)	(62,250)
Total	(3,201,077)	(3,041,690)

22. GENERAL AND ADMINISTRATIVE EXPENSES

	Consolidated
	Nine month period ended on September,30
	2009	2008
Outsourced services	(364,602)	(416,131)
Depreciation and amortization	(352,746)	(239,700)
Personnel	(242,892)	(216,451)
Rent, insurance and condominium expenses	(65,076)	(62,285)
Other supplies	(20,111)	(14,156)
Total	(1,045,427)	(948,723)

23. OTHER OPERATING REVENUE (EXPENSES), NET

	Controlling Company		Consolidated
	Nine month period ended on September,30
	2009	2008	2009	2008
Recovered expenses	1,404	16,474	212,211	90,345
Fines	-	-	84,294	73,315
Shared infrastructure and EILD	-	-	98,788	64,248
Property lease	-	-	12,066	8,156
Reversal of provisions – Pis and Cofins – (note 14a)	-	-	7,529	-
Amortization of goodwill	-	(314,636)	-	(348,531)
Provision for contingencies, net of reversal	(78)	(578)	(101,287)	(101,452)
FUST	-	-	(62,855)	(54,390)
ICMS on other expenses	-	-	(44,704)	(37,242)
PIS and COFINS	(30)	(62)	(36,589)	(41,926)
Amortization of deferred assets	-	-	(26,354)	(26,903)
FUNTTEL	-	-	(31,449)	(27,165)
Other taxes, fees and mandatory contributions	(51)	(25)	(9,627)	(21,804)
Disposal and provisions for losses on fixed assets	-	-	(6,034)	(29,296)
Investment gains	1,935	-	1,935	-
Realization of the provision for losses on investments	-	51,804	-	51,804
Other operating revenue	26	2,019	27,227	19,540
Total	3,206	(245,004)	125,151	(381,301)

24. FINANCIAL INCOME (EXPENSES) AND MONETARY AND EXCHANGE VARIATIONS

	Controlling Company		Consolidated
	Nine month period ended on September,30
	2009	2008	2009	2008
Financial income	38,028	26,497	205,688	255,169
(-) PIS and COFINS	(19,054)	(16,188)	(19,054)	(16,188)
	18,974	10,309	186,634	238,981
Financial expenses:
Loan, financing and debentures	(165,940)	(138,577)	(326,299)	(210,598)
Derivative transactions	(4,133)	(3,355)	(76,429)	(245,125)
Other financial transactions	(3,757)	(1,885)	(160,399)	(94,268)
Total	(173,830)	(143,817)	(563,127)	(549,991)
Monetary and exchange variations:
In assets
Derivative transactions	-	-	(76,363)	205,532
In liabilities
Derivative transactions	(1,449)	(1,962)	(248,022)	1,141
Loans and financing	-	1,947	301,445	(206,623)
Suppliers and other transactions	3	(8)	49,135	(43,929)
Total	(1,446)	(23)	26,195	(43,879)

25. INCOME AND SOCIAL CONTRIBUTION TAXES

The Company and its subsidiaries monthly record provisions for income and social contribution taxes, on an accrual basis, paying the taxes based on the monthly estimate. Deferred taxes are recognized on temporary differences, as mentioned in Note 6. The breakdown of expenses with income and social contribution taxes is shown below:

	Consolidated
	Nine month period ended on September, 30
	2009	2008
Income tax and social contribution on amortized goodwill	(262,644)	(226,628)
Income tax and social contribution expenses	(224,131)	(155,680)
Deferred income and social contribution taxes	116,417	(15,972)
Total	(370,358)	(398,280)

The table below presents a reconciliation of the expense with income taxes stated, eliminating the effects of the tax benefit arising out from the premium, and the amounts calculated by application of the official rates combined to a rate of 34%:

	Consolidated
	Nine month period ended on September, 30
	2009	2008
Income before taxes	1,031,954	604,130
Tax credit (debt) at combined statutory rate (34%)	(350,864)	(205,404)
Permanent exclusions (additions):
Nondeductible expenses—goodwill amortization	-	(89,363)
Other nondeductible expenses	(29,516)	(84,100)
Other deductible expenses	8,864	8,864
Other (additions)exclusions	318	(20,944)
Tax losses and unrecognized temporary differences	840	(7,333)
Tax credit (debt)	(370,358)	(398,280)

26. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

The Company and its subsidiaries are engaged in transactions involving financial instruments, the risks of which are actively managed by means of a set of initiatives, procedures and comprehensive operating policies.

The consolidated and holding company’s financial instruments are presented in compliance with CVM Resolution no. 566, dated December 17, 2008, which approved Technical Statement CPC 14, and with CVM Instruction 475, dated December 17, 2008.

The Company and its subsidiaries have proceeded to the evaluation of their financial assets and liabilities against market values, using the available information and proper evaluation methodologies. However, the interpretation of market data and the selection of evaluation methods require considerable discretion and estimates in order to calculate the most adequate realization value. In consequence, the estimates presented do not necessarily indicate the amounts realizable in the current market. The use of different market hypothesis and/or methodologies may have a material effect on the estimated realization values.

a) General considerations

At September 30 and June 30, 2009, the main financial instruments, and their respective values by category, are as follows:

	Company
	09.30.09			06.30.09
	Fair value through profit and loss	Amortized cost	Total	Fair value through profit and loss	Amortized cost	Total
Assets
Cash and cash equivalents	7,880	—	7,880	4,707	—	4,707
Interest on shareholders equity and dividends	—	72,053	72,053	—	52,868	52,868
Liabilities
Payroll and related accruals	—	255	255	—	350	350
Suppliers and trade accounts payable	—	3,122	3,122	—	3,130	3,130
Taxes payable	—	5,448	5,448	—	1,506	1,506
Debentures and promissory notes	—	1,775,676	1,775,676	—	1,797,532	1,797,532
Interest on shareholders equity and dividends	—	407,437	407,437	—	407,445	407,445
Derivative contracts	6,795	—	6,795	6,463	—	6,463
Other liabilities	—	106,760	106,760	—	103,550	103,550

	Consolidated
	09.30.09			06.30.09
	Fair value through results	Amortized cost	Total	Fair value through results	Amortized cost	Total
Assets
Cash and cash equivalents	857,423	—	857,423	1,708,830	—	1,708,830
short-term investments pledged as collateral	88,490	—	88,490	87,280	—	87,280
Trade accounts receivable, net	—	2,533,203	2,533,203	—	2,335,439	2,335,439
Derivative contracts	167,563	—	167,563	210,922	—	210,922
Liabilities
Payroll and related accruals	—	174,949	174,949	—	155,700	155,700
Suppliers and trade accounts payable	—	2,918,483	2,918,483	—	3,055,031	3,055,031
Taxes payable	—	876,931	876,931	—	1,083,692	1,083,692
Loans and financing	1,152,332	2,180,317	3,332,649	1,491,882	3,163,286	4,655,168
Debentures and promissory notes	—	1,834,605	1,834,605	—	1,855,956	1,855,956
Interest on shareholders equity and dividends	—	423,442	423,442	—	423,459	423,459
Derivative contracts	—	153,232	153,232	188,534	—	188,534
Other liabilities	—	1,008,410	1,008,410	—	956,967	956,967

b) Considerations on risk factors which may affect the Company’s and its subsidiaries’ business

The main market risks to which the Company and its subsidiaries are exposed in the conduct of their activities are:

b.1) Credit Risk

The credit risk arises out of the eventual difficulty to collect the amounts payable for telecommunication services rendered to its customers and for sales of handsets to the distributors’ network.

The Company and its subsidiaries are also subject to the credit risk related to their financial investments and accounts receivable for swap transactions.

The credit risk involved in the rendering of telecommunications services is minimized by a strict control of the customer base and active management of customers’ default, by means of clear policies regarding the sale of post-paid handsets. The customer base of the subsidiary companies has, predominantly, a prepaid system, which requires the prior charging and consequently entails no credit risk.

The credit risk in the sale of handsets and “pre-activated” prepaid cards is managed under a conservative credit policy, by means of modern management methods, including the application of “credit scoring” techniques, analysis of financial statements and information, and consultation to commercial data bases.

In relation to the credit risk in connection with the financial institutions, the Company and its subsidiaries act in such a manner as to diversify this exposure among various world-class financial institutions.

b.2) Interest Rate and Inflation Risk

The interest rate risk arises out of the portion of the debt referenced to the CDI rate and of the liability positions in derivatives (exchange hedge and IGPM) contracted at floating rates, which may have a negative effect on the financial expenses in case of an unfavorable change in the interest rates. The balance of financial investments, indexed at the CDI rate, partially offsets such effect.

The debt to the BNDES is indexed to the TJLP rate, which remained at 6.25% per year from July 2007 until the end of June 2009. In July 2009, a reduction in the rate to 6% per year was announced, with a positive impact on such portion of the debt. Until the closing of this quarter the rate remained at 6% per year.

The inflation rate risk arises out of the portion of the debt indexed to the IPCA and to the IST and involves the risk of the financial expenses being negatively affected by an unfavorable change of these indexes.

In order to reduce the exposure to the local variable interest rate (CDI), the Company and its subsidiaries invest the cash surplus of R$925,026, mainly, in short term financial investments (Bank Deposit Certificates) indexed to the CDI rate.

In order to partially cover the fluctuations in the domestic interest rates in relation to debts exposed to the CDI rate, the Company and Vivo have entered into short-term derivative contracts (“swap” CDI x pre) which convert part of the debt referenced to the variable interest rate (CDI) into a pre-fixed debt.

b.3) Exchange Rate Risk

This risk arises out of the possibility of losses on account of exchange rate fluctuations, which may increase the liabilities and expenses arising out of foreign currency loans and purchase commitments.

The Company and its subsidiaries have contracted financial derivative transactions (exchange hedge) so as to protect themselves against exchange rate fluctuations arising out of foreign currency loans. The instruments used were swap contracts.

The table below summarizes the net exposure of financial liabilities of the Company and its subsidiaries to the exchange rate factor at September 30, 2009 and at June 30, 2009:

	September 30, 2009
	US$	¥
Loans and financing	(425,129)	(11,255,881)
Loans and financing—UMBNDES (a)	(2,902)	-
Derivative instruments	426,999	11,255,881
Total (insufficient coverage)	(1,032)	-

	June 30, 2009
	US$	¥
Loans and financing	(419,177)	(24,967,453)
Loans and financing—UMBNDES (a)	(3,255)	-
Derivative instruments	421,526	24,967,453
Total (insufficient coverage)	(906)	-

(a) UMBNDES is a monetary unit prepared by the BNDES, made-up by a foreign currencies basket, the main currency being the North-American Dollar, for which reason the Company and its subsidiaries consider it upon reviewing the risk coverage related to exchange rate fluctuations.

In addition to the amounts informed above, Vivo records non-financial liabilities in foreign currency referring to other obligations. At September 30, 2009 the balance of other liabilities in foreign currency was US$32,926 and €11,961.

c) Transactions with Derivatives

The Company and Vivo entered into swap contracts in foreign currency at several exchange rates, in notional amounts at September 30, 2009 of US$415,944, and JPY11,250,308, at September 30, 2009 (US$ 434,816, and JPY24,462,870 at June 30, 2009). At September 30, 2009, the Company and Vivo had interest rate swap contracts in local currency (CDI) in the notional amount of R$397,000 (R$397,000 at June 30, 2009) for interest rates in local currency (CDI) and in the notional amount of R$110,000 of swaps indexed to the IGPM (R$110,000, at June 30, 2009).

As required by Law no. 11,638/07, the Company and Vivo started applying CPC 14 since the transition date on December 31, 2006. CPC 14 must be applied to all derivative instruments, and requires that such instruments are stated in the balance sheet at their fair value. Changes to the fair value of the derivatives are recognized in the income statement, save in case of compliance with specific criteria such as hedge accounting.

The derivative financial instruments intended for hedge and the respective items subject matter of hedge are monthly adjusted to the fair value, with due regard to the following: for those financial instruments classified as fair value hedge and evaluated as effective, the valuation or devaluation of the fair value of the item which is the hedge instrument and of the item subject matter of hedge must be recorded as a counter-entry to a proper revenue or expense account, in the income of the year.

The Company and Vivo calculate the effectiveness of these hedges at the beginning and continuously (quarterly) and the hedges contracted on September 30, 2009 showed to be effective in relation to the debts subject matter of such coverage. As long as these derivative contracts are identified as hedge accounting according to CPC 14, the covered debt is also adjusted to the fair value in conformity with the fair value hedge rules.

The CVM, by Resolution no. 550, issued on October 17, 2008, and by Instruction no. 475, issued on December 17, 2008, provided for that publicly-held companies are required to disclose, in a specific explanatory note, qualitative and quantitative information about all their derivative financial instruments, either recognized or not as assets or liabilities in their balance sheet.

d) Risk Management Policy

All contracting of derivative financial instruments for the Company and of Vivo is intended for protection against foreign exchange risk and variations in foreign and local interest rates arisen out of financial debts, pursuant to a corporate policy of risk management. Accordingly, eventual variations in the risk factors generate an inverse effect on the subject matter they are intended to protect. Therefore, there are no derivative financial instruments for speculation purposes and 100.0% of the financial exchange liabilities are hedged.

The Company and Vivo keep internal controls in relation to their derivative instruments which, in the opinion of the Management are adequate for controlling risks associated to each strategy of market action. The results obtained by the Company and by Vivo in relation to their derivative financial instruments show that the Management has properly managed risks.

Fair values of the derivative financial instruments

The valuation method used for calculating the market value of the loans, financing, debentures and derivatives was the discounted cash flow, considering expectancy of settlement or receipt of liabilities and assets at the market rates as of September 30, 2009.

The fair values are calculated by projecting the future flows of the transactions, using the BOVESPA curves and bringing them to present value using market DI rates for swaps disclosed by the BOVESPA.

The market values of the exchange coupon swaps x CDI were obtained using the market exchange rates in effect at September 30, 2009 and the rates projected by the market which were obtained from the currency coupon curves. For calculating the coupon of the positions indexed in foreign currency the linear convention of 360 calendar days was adopted and for calculating the coupon of the positions indexed to the CDI the exponential convention of 252 business days was adopted.

The financial instruments disclosed below are recorded with the CETIP, all of them being classified as swaps, not requiring a margin deposit.

Description Swap’s of contract		Notional		Fair value		Cumulative effect (current period)
		09.30.09	06.30.09	09.30.09	06.30.09	Amount Receivable/ (received)	Amount payable/ (paid)
Asset position
Foreign currency		927,703	1,211,962	982,237	1,328,615	186,563	—
ABN AMRO	USD	78,079	78,079	95,149	102,681	5,718	—
BANCO DO BRASIL	JPY	22,225	121,515	26,929	137,903	564	—
BRADESCO	USD	—	29,128	—	37,778	—	—
CITIBANK	USD	181,230	181,230	184,206	186,800	43,150	—
ITAU	USD	—	643	—	559	—	—
JP MORGAN	USD	443,207	443,207	476,368	490,615	137,131	—
PACTUAL	USD	275	698	226	626	—	—
SANTANDER	JPY	198,774	353,549	196,061	368,062	—	—
VOTORANTIM	USD	3,913	3,913	3,298	3,591	—	—
(2) Post rate (CDI)		397,000	397,000	421,673	412,660	—	—
BANCO DO BRASIL	CDI	303,000	303,000	321,989	315,107	—	—
BRADESCO	CDI	50,000	50,000	54,123	52,966	—	—
SANTANDER	CDI	44,000	44,000	45,561	44,587	—	—
(3) Pre rate (IGPM)		110,000	110,000	173,621	168,076	16,056	—
UNIBANCO	IGPM	110,000	110,000	173,621	168,076	16,056	—
Liabilities position
Post rate (CDI)		(927,703)	(1,211,962)	(942,111)	(1,269,825)	—	146,437
ABN AMRO	CDI	(78,079)	(78,079)	(89,431)	(86,600)	—	—
BANCO DO BRASIL	CDI	(22,225)	(121,515)	(26,365)	(137,308)	—	—
BRADESCO	CDI	—	(29,128)	—	(32,751)	—	—
CITIBANK	CDI	(181,230)	(181,230)	(181,589)	(177,998)	—	40,533
ITAU	CDI	—	(643)	—	(1,234)	—	—
JP MORGAN	CDI	(443,207)	(443,207)	(437,709)	(448,532)	—	98,472
PACTUAL	CDI	(275)	(698)	(509)	(1,267)	—	283
SANTANDER	CDI	(198,774)	(353,549)	(198,839)	(376,630)	—	2,778
VOTORANTIM	CDI	(3,913)	(3,913)	(7,669)	(7,505)	—	4,371
Pre rate		(397,000)	(397,000)	(428,468)	(419,122)	—	6,795
BANCO DO BRASIL	PRE	(303,000)	(303,000)	(327,250)	(320,113)	—	5,261
BRADESCO	PRÉ	(50,000)	(50,000)	(55,493)	(54,282)	—	1,370
SANTANDER	PRÉ	(44,000)	(44,000)	(45,725)	(44,727)	—	164
Post rate (CDI)		(110,000)	(110,000)	(157,565)	(153,060)	—	—
UNIBANCO	CDI	(110,000)	(110,000)	(157,565)	(153,060)	—	—
		Amount receivable/payable gross				202,619	153,232
		Provision withholding income tax				(35,056)	—
		Amount receivable/payable withholding income tax				167,563	153,232
		Balance of Balance Sheet Adjustment				14,331

(1)  Foreign currency swaps x CDI (R$982,237) – swap transactions contracted with maturity date until 2015, for protection against exchange variation risk in financing transactions of this kind (book value of R$984,071).

(2)   Swap CDI X Pre (R$421,673) – swap transactions contracted with maturity date in January 2010, for partially protecting against local interest rate fluctuations in relation to debts and derivatives exposed in CDI (book value of R$1,775,676). For the other exposures to CDI (swap liabilities), the Company and Vivo have short term financial investments based on the variation of the CDI (R$925,026 at September 30, 2009) as “natural hedge”. The book values of these financial investments are close to market values, because they are redeemed at short term.

 (3) Swap IGPM x CDI percentage (R$173,621) – swap transactions contracted with maturity date until 2010 with the purpose of protecting the flow identical to the debts at IGPM (R$173,621).

At September 30, 2009, assets in the amount of R$167,563 (R$210,922 at June 30, 2009) and liabilities in the amount of R$153,232 (R$188,534 at June 30, 2009) were recorded by the Company and by Vivo for recognition of the net derivatives positions as of that date.

Gains and losses in the nine-month period ended on September 30, 2009, grouped by contracts executed, were recorded in the income accounts (note 24), as required in CVM Resolution 550/08.

Below is a breakdown of the maturity dates of the swap contracts at September 30, 2009:

Description Swap’s of contract	Maturity				Amount payable /receivable
	2009	2010	2011	2012 and after	09.30.09
Foreign currency x CDI
ABN AMRO	—	5,718	—	—	5,718
BANCO DO BRASIL	—	—	564	—	564
CITIBANK	(3,363)	(8,142)	(10,270)	24,392	2,617
JP MORGAN	—	(17,138)	(25,631)	81,428	38,659
PACTUAL	(283)	—	—	—	(283)
SANTANDER	(2,778)	—	—	—	(2,778)
VOTORANTIM	(707)	(2,467)	(1,197)	—	(4,371)
Total	(7,131)	(22,029)	(36,534)	105,820	40,126
CDI x Pre
BANCO DO BRASIL	—	(5,261)	—	—	(5,261)
BRADESCO	—	(1,370)	—	—	(1,370)
SANTANDER	—	(164)	—	—	(164)
Total	—	(6,795)	—	—	(6,795)

IGPM x CDI
UNIBANCO	—	16,056	—	—	16,056
Total	—	16,056	—	—	16,056

Total	(7,131)	(12,768)	(36,534)	105,820
	Amount receivable gross				49,387
	Provision withholding income tax				(35,056)
	Amount receivable/payable withholding income tax				14,331
	Balance of Balance Sheet Adjustment				14,331

Analysis of sensibility to the risk variables of the Company and of Vivo

The CVM Instruction provides for that publicly-held companies, in addition to the provisions in item 59 of CPC 14 – Financial Instruments: Recognition, Measurement and Evidencing, are required to disclose a statement of sensibility analysis, for each type of market risk deemed by the management to be material, originated by financial instruments, to which the entity is exposed at the closing date of each period, including all the transactions with derivative financial instruments.

In compliance with the provisions above, each of the transactions with derivatives was evaluated considering a probable realization scenario and two scenarios which may generate adverse results to the Company and to Vivo.

In the probable scenario, the premise of realizing, on the maturity dates of each of the transactions, what the market has been signalizing in the future market curves (currency and interest) of the BOVESPA, was considered. Thus, in the probable scenario, there is no impact on the fair value of the financial instruments already presented above. For the adverse scenarios, deterioration of 25% and 50%, respectively, was considered in the risk variables until the maturity date of the financial instruments.

As the Company Vivo only have derivative instruments for hedging of their financial debt, changes in the scenarios are accompanied by the respective hedge objects, thus showing that the effects thereof are almost null. For these transactions, the Company has stated the balance of the subject matter (debt) and of the derivative financial instrument (hedge) in separate lines of the sensibility analysis table, in order to inform on the net exposure of the Company, in each of the three mentioned scenarios, as shown below:

Net Exposure

Operation	Risk	Provable	Deterioration 25%	Deterioration 50%
Hedge (Asset position)	Derivatives (Risk reduction USD)	759,247	989,206	1,238,284
Debit in USD	Debit (Risk increase USD)	(761,369)	(991,826)	(1,241,412)
	Net exposure	(2,122)	(2,620)	(3,128)
Hedge (Asset position)	Derivatives (Risk reduction JPY)	222,990	278,855	334,776
Debit in JPY	Debit (Risk increase JPY)	(222,990)	(278,855)	(334,776)
	Net exposure	—	—	—
Hedge (Asset position)	Derivatives (Risk reduction IGP-M)	173,621	173,996	174,383
Debit in IGP-M	Debit (Risk increase IGP-M)	(173,621)	(173,996)	(174,383)
	Net exposure	—	—	—
Hedge (Asset position)	Derivatives (Risk reduction CDI)	421,672	423,823	425,943
Debit in CDI	Debit (Risk increase CDI)	(421,672)	(423,823)	(425,943)
	Net exposure	—	—	—
Hedge (CDI Liability position)	Derivatives (Risk increase CDI)	(1,099,676)	(1,171,218)	(1,241,812)
	Net exposure	(1,099,676)	(1,171,218)	(1,241,812)
	Net exposure to each scenario	(1,101,798)	(1,173,838)	(1,244,940)
	Net effect to the variation of fair value current		(72,040)	(143,142)

Premises for the Sensibility Analysis

Risk variable	Provable	Deterioration 25%	Deterioration 50%
USD	1,778	2,223	2,667
JPY	0,020	0,025	0.030
IGP-M	-0.40%	-0.30%	-0.15%
CDI	8.59%	10.74%	12.89%

The net exposure in CDI shown in the sensibility analysis does not reflect all the exposure of the Company and of Vivo to the local interest rate, once the Company has debts indexed to the CDI, and has short term financial investments based on the variation of the CDI (R$925,026 at September 30, 2009) as “natural hedge”.

For calculation of the net exposure, all the derivatives were considered at their fair value, as well as the associated debts (hedged elements).

The fair values, shown in the table above, depart from a portfolio position at September 30, 2009, however they do not reflect an estimate of realization due to the market dynamism, constantly monitored by the Company and by Vivo. The use of different premises may significantly affect the estimates.

27. POST-EMPLOYMENT BENEFIT PLANS

Vivo, together with other companies belonging to the former Telebrás System, sponsor private pension plans and medical assistance plans for retired employees under the same conditions of the publication for the last fiscal year, as follows: i) PBS-A; ii) PAMA; iii) PBS- Telesp Celular, PBS-TCO, PBS Tele Sudeste Celular and PBS Tele Leste Celular;  iv) TCP Prev and TCO Prev Plans; v) Visão Celular Benefit Plans - Celular CRT, Telerj Celular, Telest Celular, Telebahia Celular and Telergipe Celular.

As disclosed in the publication for the last fiscal year, the management and equity of the above referred plans (except for the PBS-A and PAMA, which are still managed by Fundação Sistel de Seguridade Social – SISTEL) was transferred to Visão Prev Sociedade de Previdência Complementar (“Visão Prev”).

On August 21, 2007, the regulation of Vivo-Prev plan was approved, an individual plan of defined contribution, which has already been managed by Visão Prev. The contributions of Vivo to this plan are equal to the ones from the participants, varying from 0% to 8% of the participation wage, as a function of the percentage chosen by the participant, with migration of the former plans to Vivo Prev, at free option of the participants. The adhesion to the new plan has been massive.

Vivo, through its actuarial consultants, has prepared studies considering the impact of ordinary action no. 04/081.668-0, brought by ASTEL against Fundação Sistel de Seguridade Social, in which Telefonica and Telesp Celular (company that was merged into Vivo) are mentioned, in addition to SISTEL, which action is related to the change in the costing system and review of other PAMA benefits. Based on the opinion of its tax consultants, the Management believes that at this time there is no payment risk, and at September 30, 2009 the chance of loss was classified as possible. At September 30, 2009 the amount in question was R$1,775 (R$1,675 at June 30, 2009).

Telemig Celular individually sponsors a defined retirement benefits plan - Plano PBS Telemig Celular. Besides the benefit of supplementation, medical assistance (PAMA) is provided to retired employees and to their dependents, at shared cost.

Telemig Celular also sponsors the CelPrev, a defined contribution plan, under the same conditions as published in the last fiscal year.

Actuarial provisions relating to the plans mentioned above are recorded in "Other liabilities" (Note 17).

28. TRANSACTIONS WITH RELATED PARTIES

The main transactions with unconsolidated related parties are:

a) Communication via local cellular phone and long distance and use of network: these transactions are carried out with companies of the same controlling group: Telecomunicações de São Paulo S.A. - TELESP and subsidiaries. Part of these transactions was carried out in conformity with agreements entered into between TELEBRAS and the concessionaires prior to the privatization, under conditions regulated by ANATEL. It includes roaming services to customers of Telecomunicações Móveis Nacionais – TMN and several companies related to the Telefónica Group in the Company’s network.

b) Technical Assistance: this refers to business consultant services provided by PT SGPS and technical assistance by Telefonica S.A., Telefonica International S.A., calculated on the basis of a formula provided for in the contracts that includes the variation in LAIR (Profit Before the Income Tax) and the variation in PN and ON shares which determine a coefficient that is applied to the service revenues. In the case of the operation of the branch office in Rio Grande do Sul, its contract provides for only a fixed percentage on the service revenue. The above referred contracts were terminated on August 04, 2008.

c) Rendering of corporate services: these were transferred to the subsidiaries at the cost actually incurred in these services.

Telephone assistance services: services provided by Atento Brasil S.A. and Mobitel S.A. – Dedic to users of telecommunication services. The service was contracted for 12 months, renewable for an equal period.

e) System development and maintenance services: rendered by Portugal Telecom Inovação Brasil S.A. and Telefonica Pesquisa e Desenvolvimento do Brasil Ltda.

f) Logistics operator and financial and accounting consultancy services: rendered by Telefonica Serviços Empresariais do Brasil Ltda.

g) Voice portal content provider services: rendered by Terra Networks Brasil S/A.

h) International roaming services: provided by Telefonica Móviles España S.A and Telecomunicações Móveis Nacionais – TMN.

For the transactions above, the prices charged and other commercial conditions are agreed to in contracts and do not materially differ from the prices charges and commercial conditions applied to third parties.

We summarize below balances and transactions with non-consolidated related parties:

	Consolidated
	09.30.09	06.30.09
Assets:
Accounts receivable, net	269,277	258,890
Credits with related parties	14,556	12,587
Liabilities:
Suppliers and accounts payable	402,707	342,677
Technical assistance	117,309	147,517
Liabilities to related parties	695	3,188

	Consolidated
	Nine month period ended on September, 30
	2009	2008
Result:
Revenue from telecommunication services	1,546,538	1,435,426
Cost of services rendered	(146,128)	(126,521)
Other operating revenue (expenses), net	(565,012)	(606,218)
Financial income (expenses), net	31,506	(18,233)

29. DIRECTORS’ AND OFFICERS’ COMPENSATION

During the nine-month periods ended on September 30, 2009 and 2008, the compensation of directors and officers totaled the amounts of R$6,262 and R$5,948, consolidated, and the amounts of R$1,257 and R$1,662, for the controlling company, respectively, and were allocated as an expense.

30. INSURANCE (CONSOLIDATED)

The Company and its subsidiaries adopted a policy of monitoring risks inherent to their transactions. For this reason, as of September 30, 2009, the Company and its subsidiaries had insurance contracts in place for coverage of operating risks, civil liability, health risks, etc. The Management of the Company and of its subsidiaries considers that the amounts of such contracts are sufficient to cover potential losses. The main assets, liabilities or interests covered by insurance and their respective amounts are shown below:

Type of Insurance	Insured amounts
Operating risks	R$16,207, 063
Comprehensive Civil Liability—RCG	R$6,110
Automobile (fleet of executive vehicles)	Hull: 100% of Fipe Table; Material/Bodily and Moral Damages R$220

31. AMERICAN DEPOSITARY RECEIPTS (“ADRs”) PROGRAM

On November 16, 1998, the Company started trading ADRs on the New York Stock Exchange (NYSE) under ticker symbol "TCP" and since March 31, 2006 under ticker symbol "VIV" (in accordance with the decision by the Special Shareholders’ Meeting of February 22, 2006), with the following main characteristics:

  Type of shares: preferred
  Each ADR represents 1 (one) preferred share
  The shares are traded in the form of ADRs on the New York Stock Exchange under ticker symbol "VIV"
  Foreign depositary bank: The Bank of New York
  Custodian bank in Brazil: Banco Itaú S/A.

32. SUBSEQUENT EVENTS

a) Dissenting Shareholders

The Meeting of the Board of Directors, held on October 08, 2009, resolved on the reallocation to “free float” of the common and preferred shares held by shareholders who exercised their right of withdrawal relating to the Corporate Reorganization process (note 1d). At the BOVESPA auction, held on October 13, 2009, 374 common shares and 741 preferred shares of the Company resulting from the reimbursement to the dissenting shareholders of the net average price per share of R$48.56, in the total net amount of R$54,142.29, were reallocated to “free float”.

b) Cancellation of registrations of Telemig Celular Participações

As a result of Corporate Reorganization process (note 1d), the cancellations of the registrations of Telemig Participações with the CVM and with BOVESPA were granted on October 16 and 19, 2009, respectively. The request for cancellation of the registration of Telemig Participações with the NYSE was filed by the NYSE itself, through Form 25, on September 28, 2009. In accordance with the rules of the Securities and Exchange Commission – “SEC”, the cancellation will become effective within 90 days counted from this date.

c) Prepayment of 3G Licenses

At October 22, 2009, Vivo settled the outstanding amounts owed to ANATEL for the “Authorization Instruments”, Band J, Width 10+10 Mhz, authorization period of 15+15 years, pursuant to the registration areas listed in the following table:

Term	Registration areas (States)	Amounts paid

10/2008/SPV – ANATEL	ES	33,973
11/2008/SPV – ANATEL	AC	3,918
12/2008/SPV – ANATEL	RO	12,249
15/2008/SPV – ANATEL	GO and TO	59,175
16/2008/SPV – ANATEL	DF	54,455
Total		163,770

The amount paid to ANATEL on that date, of R$163,770, together with the payments made on August 28 and on September 25, 2009 (note 15g), fully settle all the amounts set forth in the Authorization Instruments for the 3rd generation frequencies, which were executed on April 29, 2008.

d) Issuance of Debentures

The issue was approved pursuant to resolutions made at Meetings of the Board of Directors held: (i) on September 04, 2009, the minutes of which were published in “Valor Econômico” newspaper, national edition, and in the State of São Paulo Official Gazette on September 18, 2009; (ii) on October 08, 2009, the minutes of which were published in “Valor Econômico” newspaper, national edition, and in the State of São Paulo Official Gazette, on October 21, 2009; and (iii) on October 14, 2009, for ratifying the total amount of the offering, the final remuneration and the amount of debentures allocated to each series, the minutes of which is filed with the JUCESP [State of São Paulo Commerce Registry] and published in “Valor Econômico” newspaper, national edition, and in the State of São Paulo Official Gazette. The issue was registered under numbers CVM/SRE/DEB/2009/018 (1st Series), CVM/SRE/DEB/2009/019 (2nd Series) and CVM/SRE/DEB/2009/020 (3rd Series) on October 20, 2009

The proceeds raised from the issue of the offering were used for: a) full payment of the principal amount of the debt represented by the 6th issue of commercial promissory notes of the Company, in the total amount of R$500 million, as well as of the interests of R$12 million (note 15e); and (b) increase of the working capital of the Company.

The total amount of R$ 810 million where the supply base amounted to R$ 600 million, was increased from R$ 210 million under the full exercise of the option of additional debentures. We issued 810,000 (eight hundred and ten thousand) debentures with a face value of R$ 1 thousand, three (3) series, and 98,000 debentures in series 1, 640,000 in the 2nd series and 72,000 in the 3rd series. The amount of bonds allocated in each of the series was decided in mutual agreement between the Company and Lead Manager of the Offer after the completion of the procedure of "book building”.

The remuneration for the 1st  series is 108.00% of CDI for the 2nd series is 112.00% of CDI and the 3rd  series, coupon 7.00% pa (on the face value adjusted by the IPCA). The conditions of remuneration of the debentures of each series will be renegotiated in accordance with the following schedule: 1st   series October 15, 2012, 2nd series on October 15, 2013 and 3rd series on October 15, 2014.

e) Release of funds from Banco do Nordeste do Brasil – BNB

At October 30, 2009, the third and last portion of a credit facility borrowed from Banco do Nordeste do Brasil (“BNB”) was released, in the amount of R$134,775, totaling an aggregate amount of releases of R$389,000 from such institution.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 24, 2009

VIVO PARTICIPAÇÕES S.A.

By:	/S/ Cristiane Barretto Sales
Cristiane Barretto Sales Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.